Exhibit 99.1

Report to Shareholders for the First Quarter, 2026 www.cibc.com February 26, 2026
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the first quarter ended January 31, 2026.
First quarter highlights

	Q1/26	Q1/25	Q4/25	YoY Variance	QoQ Variance
Revenue	$8,398 million	$7,281 million	$7,576 million	+15%	+11%
Reported Net Income	$3,100 million	$2,171 million	$2,180 million	+43%	+42%
Adjusted Net Income (1)	$2,685 million	$2,179 million	$2,188 million	+23%	+23%
Adjusted pre-provision, pre-tax earnings (1)	$4,079 million	$3,415 million	$3,408 million	+19%	+20%
Reported Diluted Earnings Per Share (EPS)	$3.21	$2.19	$2.20	+47%	+46%
Adjusted Diluted EPS (1)	$2.76	$2.20	$2.21	+25%	+25%
Reported Return on Common Shareholders’ Equity (ROE) (2)	20.2%	15.2%	14.1%
Adjusted ROE (1)	17.4%	15.3%	14.1%
Net interest margin on average interest-earnings assets (2)(3)	1.61%	1.50%	1.59%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	2.06%	1.89%	2.00%
Common Equity Tier 1 (CET1) Ratio (4)	13.4%	13.5%	13.3%
Results for the first quarter of 2026 were affected by the following items of note resulting in a positive impact of $0.45 per share:
•	$422 million income tax recoveries related to a capital gains distribution and utilization of capital losses; and
•	$10 million ($7 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 13.4% at January 31, 2026, compared with 13.3% at the end of the prior quarter. CIBC’s leverage ratio
(4)
and liquidity coverage ratio
(4)
at January 31, 2026 were 4.4% and 133%, respectively.
We delivered strong financial performance in the first quarter of 2026 including record revenue across all of our business units and higher return on equity, as we accelerated the execution of our client-focused strategy to build on our momentum and deliver more for our stakeholders. We’re driving growth through deep client relationships while maintaining our financial strength and risk discipline and we’re working closely with our clients as they navigate a more fluid operating environment. Many of our clients are leaders in their industries and we are committed to standing with them as they make investments in the future to benefit key sectors across the economy.
Core business performance
Canadian Personal and Business Banking
reported net income of $960 million for the first quarter, up $195 million or 25% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings
(1)
were $1,743 million, up $273 million from the first quarter a year ago, as higher revenue was partially offset by higher adjusted
(1)
non-interest
expenses. The higher revenue was mainly driven by a higher net interest margin and loan growth. Adjusted
(1)
non-interest expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.
Canadian Commercial Banking and Wealth Management
reported net income of $647 million for the first quarter, up $56 million or 9% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings
(1)
were $982 million, up $132 million from the first quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to volume growth and higher net interest margin. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher net interest income from volume growth, and higher commission revenue from increased client activity. Expenses increased primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

(1)
This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest
expenses and adjusted net income on pages 9 to 11; and adjusted pre-provision, pre-tax earnings on page 11.

(2)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

U.S. Commercial Banking and Wealth Management
reported net income of $294 million (US$212 million) for the first quarter, up $38 million (US$34 million or 19%) from the first quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings
(1)
were $395 million (US$285 million), up $13 million (US$18 million or 7%) from the first quarter a year ago, as higher revenue was partially offset by higher adjusted
(1)
non-interest expenses. In commercial banking, higher revenue was primarily due to higher volumes, net interest margin, and higher advisory fees. Wealth management revenue was lower primarily due to lower annual performance-based mutual fund fees, partially offset by higher fee-based revenue from higher average AUM balances due to market appreciation. Adjusted
(1)
non-interest expenses increased mainly due to higher employee compensation, including higher employee termination costs, partially offset by a provision reversal.
Capital Markets
reported net income of $877 million for the first quarter, up $258 million or 42% from the first quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings
(1)
were up $312 million or 36% from the first quarter a year ago as higher revenue was partially offset by higher non-interest expenses. Global markets revenue was up across the platform, primarily driven by higher equities and commodities trading, as well as higher financing revenue. Corporate and investment banking revenue was up driven by higher equity and debt underwriting, and advisory fees in our investment banking business, and higher revenue from our lending and deposit activities with our corporate clients. Expenses were up due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives.
Key highlights across our bank in the first quarter of 2026 included:
•
CIBC Asset Management delivered robust distribution results and asset inflows during the first quarter. According to the Securities and Investment Management Association (SIMA), CIBC Asset Management ranked first among the Big 6 banks in financial year-to-date long-term mutual fund net sales in November and December 2025.

•	CIBC Capital Markets was awarded Financial Adviser of the Year – North America by IJInvestor Awards for the third consecutive year.
•
CIBC launched a new website that provides Indigenous clients with personal banking product offerings including housing loans for First Nations clients, information on sustainability partnerships and digital account openings where clients can sign-up for exclusive offers. This is one more way we are ensuring Indigenous clients receive personalized advice, tailored solutions and banking services.

•
CIBC Bank USA was recognized by Wolters Kluwer for The CIBC Housing Initiative, a program designed to stabilize neighbourhoods by rehabilitating vacant, foreclosed and abandoned single-family homes in low- to moderate-income areas.

•	CIBC ranked as one of Canada’s Top 100 Employers and Top Employers for Young People by Mediacorp Canada Inc. for the 14th consecutive year for both awards.
•	CIBC was recognized by Global Banking & Finance Review as the Best Bank for Youth and Students Canada 2025 and awarded Excellence in Innovation Student Banking Canada 2025.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•
CIBC announced that following the 41st annual CIBC Miracle Day held on December 3, 2025, more than $7 million will be going to children’s charities globally, thanks to the generosity of the bank’s team members and clients. This year, CIBC Miracle Day expanded its reach to banking centres and CIBC Foundation directed $1,000 per banking centre to local children’s causes in communities around Canada and the U.S.

•	The 21st annual CIBC Hockey Day for United Way raised $2.45 million as 28 teams took to the ice. Since 2004, CIBC Hockey Day has raised more than $19.5 million.
•
CIBC team members, clients and communities come together to champion men’s health, raising funds and awareness for three urgent men’s health issues – testicular and prostate cancer, mental health, and suicide prevention. This past Movember, Team CIBC raised more than $430,000.

•
CIBC was the presenting sponsor of Hockey Fights Cancer with the Montreal Canadiens, the Ottawa Senators and the Chicago Blackhawks, including events that raised $175,000 for the Children’s Hospital of Eastern Ontario and a US$25,000 donation to Cancer for College in Chicago.

Harry Culham
President and Chief Executive Officer

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

ii	CIBC FIRST QUARTER 2026
Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2025 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2026
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2025 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	44–47		92–94	97–100

	3	Top and emerging risks	24–26			50–52

	4	Key future regulatory ratio requirements	20, 35–37	65	15, 25	33, 35–36, 72, 74, 157

Risk governance, risk management and business model	5	Risk management structure				43, 44
	6	Risk culture and appetite				42, 45–47
	7	Risks arising from business activities	27			42–49, 53
	8	Bank-wide stress testing	30			31–32, 49, 57, 62, 68, 70
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	19	65		31–33, 157
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			14–17	35
	11	Regulatory capital flow statement			18	36
	12	Capital management and planning				31, 33, 157
	13	Business activities and risk-weighted assets	27		5	37, 53
	14	Risk-weighted assets and capital requirements			3, 5, 6–7	34, 37
	15	Credit risk by major portfolios			38–52, 59–68	55–60
	16	Risk-weighted assets flow statement			5, 11	35, 37

	17	Back-testing of models			91	49, 57
Liquidity	18	Liquid assets	34			71
Funding	19	Encumbered assets	35			71, 76

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	39–40			75–77

	21	Funding strategy and sources	37			75
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	32			66

	23	Significant trading and non-trading market risk factors	32–33			65–69

	24	Model assumptions, limitations and validation procedures				49, 65–69

	25	Stress testing and scenario analysis				31, 48, 49, 53, 68
Credit risk	26	Analysis of credit risk exposures	28–31		12–13, 55–82, 87–90	58–64, 77 133–140, 146, 148, 149, 171, 175

	27	Impaired loan and forbearance techniques	28, 30			55, 62, 83, 116–117, 140

	28	Reconciliation of impaired loans and the allowance for credit losses	30	60		62, 135

	29	Counterparty credit risk arising from derivatives			69–70, 72, 90, 35 (1)	55, 59, 126, 128 146, 148–150

	30	Credit risk mitigation	28		29, 69, 71, 90	55, 59, 148–150
Other risks	31	Other risks	40			77–81

	32	Discussion of publicly known risk events		67		50–52, 77, 169
(1)	Included in our supplementary financial information package.

CIBC FIRST QUARTER 2026	iii
Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2026 compared with corresponding periods. The MD&A should be read in conjunction with our 2025 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of February 25, 2026. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 41 to 47.

Contents

2	First quarter financial highlights

3	Financial performance overview
3	Economic outlook
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

12	Strategic business units overview
12	Canadian Personal and Business Banking
13	Canadian Commercial Banking and Wealth Management
14	U.S. Commercial Banking and Wealth Management
16	Capital Markets
17	Corporate and Other

18	Financial condition
18	Review of condensed consolidated balance sheet
19	Capital management
23	Off-balance sheet arrangements

24	Management of risk
24	Risk overview
24	Top and emerging risks
27	Risks arising from business activities
28	Credit risk
32	Market risk
34	Liquidity risk
40	Other risks

40	Accounting and control matters
40	Critical accounting policies and estimates
40	Accounting developments
40	Controls and procedures
40	Related-party transactions

41	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, and “Accounting and control matters – Critical accounting policies and estimates” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the softening labour market and uncertain political conditions in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs and government tariff mitigation policies; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation, open banking and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the use of data and artificial intelligence (AI) in our business; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; environmental and social risks, including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2026	1

First quarter financial highlights

	Unaudited, as at or for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
	Financial results ($ millions)
	Net interest income	$4,308	$4,132	$3,801
	Non-interest income	4,090	3,444	3,480
	Total revenue	8,398	7,576	7,281
	Provision for credit losses	568	605	573
	Non-interest expenses	4,329	4,179	3,878
	Income before income taxes	3,501	2,792	2,830
	Income taxes	401	612	659
	Net income	$3,100	$2,180	$2,171
	Net income attributable to non-controlling interests	$7	$6	$8
	Preferred shareholders and other equity instrument holders	106	116	88
	Common shareholders	2,987	2,058	2,075
	Net income attributable to equity shareholders	$3,093	$2,174	$2,163
	Financial measures
	Reported efficiency ratio (1)	51.6%	55.2%	53.3%
	Reported operating leverage (1)	3.7%	4.2%	5.1%
	Loan loss ratio (1)	0.35%	0.34%	0.31%
	Reported return on common shareholders’ equity (1)	20.2%	14.1%	15.2%
	Net interest margin (1)	1.48%	1.47%	1.37%
	Net interest margin on average interest-earning assets (1)(2)	1.61%	1.59%	1.50%
	Return on average assets (1)(2)	1.06%	0.77%	0.78%
	Return on average interest-earning assets (1)(2)	1.16%	0.84%	0.85%
	Reported effective tax rate	11.4%	21.9%	23.3%
Common share information
Per share ($)	– basic earnings	$3.23	$2.21	$2.20
	– reported diluted earnings	3.21	2.20	2.19
	– dividends	1.07	0.97	0.97
	– book value (1)	63.00	62.33	59.57
Closing share price ($)		125.84	116.21	91.55
Shares outstanding (thousands)	– weighted-average basic	924,661	928,805	942,039
	– weighted-average diluted	931,401	935,115	947,345
	– end of period	920,350	926,614	940,081
	Market capitalization ($ millions)	$115,817	$107,682	$86,064
	Value measures
	Total shareholder return	18.38%	18.38%	6.22%
	Dividend yield (based on closing share price)	3.4%	3.3%	4.2%
	Reported dividend payout ratio (1)	33.1%	43.8%	44.1%
	Market value to book value ratio	2.00	1.86	1.54
	Selected financial results and measures – adjusted (3)
	Adjusted net income ($ millions)	$2,685	$2,188	$2,179
	Adjusted net income attributable to common shareholders ($ millions)	$2,572	$2,066	$2,083
	Adjusted efficiency ratio	51.4%	55.0%	53.1%
	Adjusted operating leverage	3.6%	4.3%	1.9%
	Adjusted return on common shareholders’ equity	17.4%	14.1%	15.3%
	Adjusted effective tax rate	23.5%	22.0%	23.3%
	Adjusted diluted earnings per share (EPS)	$2.76	$2.21	$2.20
	Adjusted dividend payout ratio	38.5%	43.6%	43.9%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$333,697	$327,238	$320,852
	Loans and acceptances, net of allowance for credit losses	592,491	589,504	568,119
	Total assets	1,132,577	1,116,938	1,082,464
	Deposits	815,891	808,124	782,176
	Common shareholders’ equity (1)	57,984	57,760	56,001
	Average assets (2)	1,154,882	1,118,611	1,098,807
	Average interest-earning assets (1)(2)	1,059,815	1,029,235	1,008,522
	Average common shareholders’ equity (1)(2)	58,566	57,896	54,163
	Assets under administration (AUA) (1)(4)(5)	4,050,614	3,998,199	3,620,681
	Assets under management (AUM) (1)(5)	441,937	430,982	400,278
	Balance sheet quality and liquidity measures (6)
	Risk-weighted assets (RWA) ($ millions)	$361,829	$357,803	$341,930
	Common Equity Tier 1 (CET1) ratio	13.4%	13.3%	13.5%
	Tier 1 capital ratio	15.4%	15.1%	15.1%
	Total capital ratio	17.7%	17.4%	17.3%
	Leverage ratio	4.4%	4.3%	4.3%
	Total loss absorbing capacity (TLAC) ratio	32.1%	31.9%	31.4%
	TLAC leverage ratio	9.1%	9.0%	8.9%
	Liquidity coverage ratio (LCR)	133%	132%	132%
	Net stable funding ratio (NSFR)	114%	116%	113%
	Other information
	Full-time equivalent employees (FTE)	50,469	49,824	48,698
(1)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(4)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $3,158.2 billion (October 31, 2025: $3,117.4 billion; January 31, 2025: $2,793.7 billion).

(5)	AUM amounts are included in the amounts reported under AUA.
(6)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

2	CIBC FIRST QUARTER 2026

Financial performance overview
Economic outlook
The ongoing global trade uncertainty presents a challenging environment for economic activity in Canada and abroad, with more stimulative monetary policy in most countries aimed at sustaining moderate global growth in 2026. The U.S. will explore alternative tariffs to those struck down by the courts, and engage in trade negotiations, the outcomes of which will impact both the U.S. economy and those of its trading partners, but tariffs are likely to remain well above pre-2025 levels. In Canada’s case, we expect some progress to reduce some of the sectoral tariffs already imposed, but our outlook assumes that the Canada-U.S.-Mexico trade deal is extended and provides ongoing tariff-free access for other Canadian exports to the U.S. market.
China continues to face higher tariffs than other countries. If the tariffs are maintained at current levels, we expect slower growth in China in 2026 even with increased support from fiscal stimulus. Europe is expected to see a modest improvement in growth in 2026, from the lagged impacts of 2025 interest rate cuts and increased defense spending in some countries. The direction of oil prices will largely depend on the outcome of current geopolitical tensions in the Middle East, while we expect to see continued firmness in prices for commodities tied to electrification and power production.
After cutting interest rates last year, we expect the Bank of Canada to keep its target rate on hold at 2.25% through 2026 in order to support interest-sensitive demand. While we will see less disinflation from energy prices and some imported goods, inflation will remain close to the 2% target due to ongoing labour market slack that will constrain wage gains and consumer purchasing power for domestic goods and services. Fiscal policy will provide only a small boost this year due to restraint at the provincial level and in federal staffing, with stimulus for large capital projects mostly showing up in subsequent years. Canadian GDP is expected to grow at 1.3% for 2026 as a whole, and with slow population growth, that will allow the unemployment rate to gradually ease and average at 6.3% by the fourth calendar quarter. A more severe global trade conflict, or more elevated U.S. tariffs on Canada including from a significant restructuring or termination of the Canada-U.S.-Mexico trade deal, would represent a downside risk to this forecast, with the results dependent on the degree to which the trade shock would be offset by more substantial monetary and fiscal stimulus.
The U.S. economy faces headwinds from a deceleration in population growth and the impact of elevated tariffs on consumer spending power and business costs. Strong capital spending on AI-related projects is expected to continue, but may not provide as large a year-over-year increase in growth as in 2025. Despite above-target inflation, the Federal Reserve has resumed cutting interest rates in response to slower hiring, and is expected to take the federal funds rate to under 3.5% in calendar year 2026. Real GDP growth is expected to be 2.3% for 2026 as a whole, with the unemployment rate stabilizing at 4.4%. Higher budget deficits could prevent a further drop in long-term rates, but fiscal stimulus and lighter regulatory policies will add some support for economic growth in 2026. Inflation is expected to stay steady, as the upward lift from tariffs and health care premiums is offset by decelerating rent inflation, with the CPI averaging 2.6% in 2026.
For Canadian Personal Banking, mortgage growth is expected to continue at the current rate in 2026, as the interest rate reduction from 2025 brings buyers back to the market tempered by reduced consumer confidence and policy measures designed to slow population growth. We expect to see a marginal improvement in activity as per capita discretionary spending accelerates in response to lower borrowing costs, offset by economic uncertainty resulting in a modest increase in demand for non-mortgage credit.
De-escalating trade uncertainty concerns and the interest rate relief provided in 2025 should lead to loan growth in Canadian commercial banking and corporate banking in 2026. While loan growth in our U.S. commercial banking business had slowed due to the evolving trade policy uncertainties, we expect client investment activity will increase as the uncertainty lessens, and as a result of expected interest rate reductions in the U.S., which in turn will lead to further loan growth to the extent clients do not utilize their deposit holdings.
Financial markets will benefit from interest rate reductions in both Canada and the U.S. Canadian and U.S. wealth management businesses have benefitted from strong equity market performance in both countries, and greater assets under management should be supportive for 2026. Corporate and investment banking is expected to continue to benefit from merger and acquisition activity, and corporate bond issuance is expected to pick up as capital spending improves with reduced uncertainties over tariffs in 2026.
The economic outlook described above reflects numerous assumptions regarding trade policy uncertainty, including the extension of the Canada-U.S.-Mexico trade deal, as well as the economic risks emanating from geopolitical events. As a result, actual experience may differ materially from expectations. The impact of trade policy uncertainty and geopolitical events on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 5 to our interim consolidated financial statements for further details.

CIBC FIRST QUARTER 2026	3

Financial results review
Reported net income for the quarter was $3,100 million, compared with $2,171 million for the same quarter last year, and $2,180 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $2,685 million, compared with $2,179 million for the same quarter last year, and $2,188 million for the prior quarter.
Reported diluted EPS for the quarter was $3.21, compared with $2.19 for the same quarter last year, and $2.20 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $2.76, compared with $2.20 for the same quarter last year, and $2.21 for the prior quarter.
In the current quarter, the following items of note increased non-interest expenses by $10 million, decreased income taxes by $425 million and increased net income by $415 million:
•	$422 million income tax recoveries related to a capital gains distribution and utilization of capital losses (Corporate and Other); and
•
$10 million ($7 million after-tax) amortization of acquisition-related intangible assets ($4 million after-tax in Canadian Personal and Business Banking, and $3 million after-tax in U.S. Commercial Banking and Wealth Management).

Results

$ millions	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Financial results
Net interest income	$4,308	$4,132	$3,801
Non-interest income	4,090	3,444	3,480
Total revenue	8,398	7,576	7,281
Provision for credit losses	568	605	573
Non-interest expenses	4,329	4,179	3,878
Income before income taxes	3,501	2,792	2,830
Income taxes	401	612	659
Net income	$3,100	$2,180	$2,171
Net income attributable to non-controlling interests	$7	$6	$8
Preferred shareholders and other equity instrument holders	106	116	88
Common shareholders	2,987	2,058	2,075
Net income attributable to equity shareholders	$3,093	$2,174	$2,163
Net interest income and margin
Non-trading net interest income	$4,671	$4,468	$4,118
Trading net interest income (2)	(363)	(336)	(317)
Total net interest income	$4,308	$4,132	$3,801
Average trading interest-earning assets	158,101	141,754	144,623
Average non-trading interest-earning assets	901,714	887,481	863,899
Total average interest-earning assets	$1,059,815	$1,029,235	$1,008,522
Net interest margin on average interest-earning assets	1.61%	1.59%	1.50%
Net interest margin on average interest-earning assets (excluding trading) (2)	2.06%	2.00%	1.89%
Provision for (reversal of) credit losses
Canadian Personal and Business Banking	$326	$340	$307
Canadian Commercial Banking and Wealth Management	99	40	13
U.S. Commercial Banking and Wealth Management	78	40	107
Capital Markets	10	71	7
Corporate and Other	7	6	12
Provision for credit losses – impaired	520	497	446
Canadian Personal and Business Banking	120	163	121
Canadian Commercial Banking and Wealth Management	(15)	12	26
U.S. Commercial Banking and Wealth Management	(57)	(73)	(39)
Capital Markets	(3)	6	14
Corporate and Other	3	–	5
Provision for credit losses – performing	48	108	127
Total provision for credit losses	$568	$605	$573

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)	See the “Glossary – Trading activities and trading net interest income” and “Glossary – Net interest margin on average interest-earning assets (excluding trading)” sections for additional information.

4	CIBC FIRST QUARTER 2026

Q1/26 vs Q1/25
Net income for the quarter was $3,100 million, up $929 million from the same quarter last year, primarily due to higher revenue and income tax recoveries related to a capital gains distribution and utilization of capital losses, which is shown as an item of note, partially offset by higher non-interest expenses.
Revenue was up $1,117 million or 15%.
Net interest income was up $507 million or 13%, primarily due to higher net interest margin in our non-trading businesses, volume growth across our businesses, partially offset by lower trading net interest income. Net interest margin on average interest-earning assets was up 11 basis points, primarily due to higher deposit margins and favourable business mix, partially offset by lower trading net interest margin.
Non-interest income was up $610 million or 18%, primarily due to higher trading non-interest income, underwriting and advisory fees, fee-based revenue, gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net, and income (loss) from equity-accounted associates and joint ventures.
Provision for credit losses was $568 million, down $5 million. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook and a less unfavourable impact from model parameter updates, partially offset by unfavourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, and Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.
Non-interest expenses were up $451 million or 12%, primarily due to higher performance-based compensation, including from changes in vesting date assumptions, and other employee-related compensation, higher computer, software and office equipment expenses, and professional fees.
Income tax expense was down $258 million or 39%. The effective tax rate was 11.4% compared with 23.3% for the same quarter last year, primarily due to income tax recoveries of $422 million related to a capital gains distribution and utilization of capital losses, which is shown as an item of note.
Q1/26 vs Q4/25
Net income was up $920 million from the prior quarter, primarily due to higher revenue, income tax recoveries related to a capital gains distribution and utilization of capital losses, which is shown as an item of note, and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue was up $822 million or 11%.
Net interest income was up $176 million or 4%, primarily due to volume growth across our businesses, higher net interest margin in our non-trading businesses, partially offset by lower trading net interest income. Net interest margin on average interest-earning assets was up 2 basis points, primarily due to higher deposit margins, partially offset by the negative impact of trading net interest margin.
Non-interest income was up $646 million or 19%, primarily due to higher trading non-interest income, underwriting and advisory fees, fee-based revenue, gains (losses) from debt securities measured at FVOCI and amortized cost, net, and income (loss) from equity-accounted associates and joint ventures.
Provision for credit losses was down $37 million. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook and less unfavourable credit migration, partially offset by the unfavourable impact from a model parameter update in the current quarter. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, and U.S. Commercial Banking and Wealth Management, partially offset by lower provisions in Capital Markets, and Canadian Personal and Business Banking.
Non-interest expenses were up $150 million or 4%, primarily due to higher performance-based compensation, including from changes in vesting date assumptions, and other employee-related compensation, partially offset by lower computer, software and office equipment expenses, occupancy costs, and advertising and business development expenses.
Income tax expense was down $211 million or 34%. The effective tax rate was 11.4% compared with 21.9% for the prior quarter, primarily due to income tax recoveries of $422 million related to a capital gains distribution and utilization of capital losses, which is shown as an item of note.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

$ millions, except per share amounts, for the three months ended	Jan. 31, 2026 vs. Jan. 31, 2025		Jan. 31, 2026 vs. Oct. 31, 2025
Estimated increase (decrease) in:
Total revenue	$(57)		$–
Provision for (reversal of) credit losses	(3)		–
Non-interest expenses	(26)		–
Income taxes	(9)		–
Net income (loss)	(19)		–
Impact on EPS:
Basic	$(0.02)		$–
Diluted	(0.02)		–
Average USD appreciation (depreciation) relative to CAD	(3.0	) %	–%

CIBC FIRST QUARTER 2026	5

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2026				2025			2024
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Revenue
Canadian Personal and Business Banking	$3,295	$3,188	$3,061	$2,859	$2,923	$2,842	$2,775	$2,646
Canadian Commercial Banking and Wealth Management	1,923	1,836	1,723	1,640	1,703	1,602	1,523	1,456
U.S. Commercial Banking and Wealth Management	874	810	790	769	847	733	731	669
Capital Markets (1)	2,017	1,523	1,506	1,545	1,574	1,155	1,092	1,243
Corporate and Other (1)	289	219	174	209	234	285	483	150
Total revenue	$8,398	$7,576	$7,254	$7,022	$7,281	$6,617	$6,604	$6,164
Net interest income	$4,308	$4,132	$4,048	$3,788	$3,801	$3,633	$3,532	$3,281
Non-interest income	4,090	3,444	3,206	3,234	3,480	2,984	3,072	2,883
Total revenue	8,398	7,576	7,254	7,022	7,281	6,617	6,604	6,164
Provision for credit losses	568	605	559	605	573	419	483	514
Non-interest expenses	4,329	4,179	3,976	3,819	3,878	3,791	3,682	3,501
Income before income taxes	3,501	2,792	2,719	2,598	2,830	2,407	2,439	2,149
Income taxes	401	612	623	591	659	525	644	400
Net income	$3,100	$2,180	$2,096	$2,007	$2,171	$1,882	$1,795	$1,749
Net income attributable to non-controlling interests	$7	$6	$2	$9	$8	$8	$9	$10
Preferred shareholders and other equity instrument holders	106	116	82	78	88	72	63	61
Common shareholders	2,987	2,058	2,012	1,920	2,075	1,802	1,723	1,678
Net income attributable to equity shareholders	$3,093	$2,174	$2,094	$1,998	$2,163	$1,874	$1,786	$1,739
EPS – basic	$3.23	$2.21	$2.16	$2.05	$2.20	$1.91	$1.83	$1.79
– diluted	3.21	2.20	2.15	2.04	2.19	1.90	1.82	1.79
(1)
Commencing in the third quarter of 2024, taxable equivalent basis (TEB) reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were reflected in the first and second quarters of 2024 as an item of note. Prior to the third quarter of 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the periods presented above, driven by organic client growth, along with building and deepening relationships across our client base.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth and positive investor sentiment in wealth management. In commercial banking, revenue growth has been driven by client demand that has rebounded since the later part of 2024. In wealth management, AUA and AUM growth and associated fee income have been helped by market appreciation and strong sales activity across our distribution channels.
U.S. Commercial Banking and Wealth Management revenue has continued to benefit from growth in our core businesses, supported by our ongoing strategy of deepening client relationships. Loan volumes had been growing since the second quarter of 2024, except for the fourth quarter of 2025, which experienced high payoffs. Revolver utilization rates remained low. Deposit balances have increased from the second quarter of 2024, except for the declines in the second and third quarters of 2025 due to seasonal outflows and draw down of short-term placements. In our wealth management segment, AUM has shown growth, contributing to higher fee income. This positive trend has been supported by market appreciation, despite some volatility experienced in the first half of 2025.
Capital Markets had consistently higher trading revenue in 2025 compared with 2024, driven by robust market conditions and strong client activity. The third quarter of 2024 included a TEB reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note. The first quarter of 2026 had continued strong trading revenue and higher underwriting and advisory activity.
Corporate and Other included the impact of higher net interest margins in International banking from rising interest rates until the third quarter of 2024. The third quarter of 2024 included higher treasury revenue and a TEB offset reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note. The third quarter of 2025 included investment losses and impairment on debt securities in International banking. The first quarter of 2026 included an equity pick-up gain in our strategic investment portfolio.

6	CIBC FIRST QUARTER 2026

Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We have been operating in an uncertain macroeconomic environment in which there is considerable judgment involved in the estimation of expected credit losses.
Trade policy uncertainty impacted our provision for credit losses on performing loans in fiscal 2025 and the first quarter of 2026. Unfavourable credit migration in the U.S. real estate and construction sector also impacted our provision for credit losses on performing loans in the U.S. in the second and third quarters of 2024, and the fourth quarter of 2025.
In Canadian Personal and Business Banking, provisions on impaired loans in fiscal 2025 and the first quarter of 2026 were consistent with expectations, due to the unfavourable macroeconomic environment for the retail portfolios.
In Canadian Commercial Banking and Wealth Management, the third quarter of 2024, the second and fourth quarters of 2025, and the first quarter of 2026 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, provisions on impaired loans in the second quarter of 2024 were mainly attributable to the real estate and construction sector. This sector also contributed to impairment losses in the fourth quarter of 2024, the first, third and fourth quarters of 2025, and the first quarter of 2026.
In Capital Markets, the third and fourth quarters of 2024, and the third and fourth quarters of 2025 included higher provisions on impaired loans.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable.
Non-interest expenses
Non-interest expenses have increased throughout the period presented primarily due to employee compensation expenses and spending on strategic and other initiatives. The first quarters of 2025 and 2026 included higher legal provisions.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The third quarter of 2024 included an income tax charge related to the denial of the dividends received deduction for Canadian banks, which was shown as an item of note. The first quarter of 2026 included income tax recoveries related to a capital gains distribution and utilization of capital losses, which is shown as an item of note.

CIBC FIRST QUARTER 2026	7

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
See the “Strategic business units overview” section and Note 29 to our consolidated financial statements included in our 2025 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.
Adjusted operating leverage
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision, pre-tax earnings
Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. Effective the first quarter of 2026, a change in the allocation methodology that takes into account both RWA and leverage exposure of the SBU has been applied, which resulted in a portion of net income (loss) attributable to preferred shareholders and other equity instrument holders in Corporate and Other being allocated to the SBUs with a corresponding reduction in the net income (loss) attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank reported and adjusted return on common shareholders’ equity.

8	CIBC FIRST QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses	446	84	21	7	10	568	15
Non-interest expenses	1,558	941	483	836	511	4,329	348
Income (loss) before income taxes	1,291	898	370	1,174	(232)	3,501	267
Income taxes	331	251	76	297	(554)	401	55
Net income	960	647	294	877	322	3,100	212
Net income attributable to non-controlling interests	–	–	–	–	7	7	–
Preferred shareholders and other equity instrument holders	12	6	5	41	42	106	3
Common shareholders	948	641	289	836	273	2,987	209
Net income attributable to equity shareholders	960	647	294	877	315	3,093	212
Diluted EPS ($)						$3.21
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(4)	$–	$–	$(10)	$(3)
Impact of items of note on non-interest expenses	(6)	–	(4)	–	–	(10)	(3)
Total pre-tax impact of items of note on net income	6	–	4	–	–	10	3
Income taxes
Amortization of acquisition-related intangible assets	2	–	1	–	–	3	1
Income tax recoveries related to a capital gains distribution and utilization of capital losses	–	–	–	–	422	422	–
Impact of items of note on income taxes	2	–	1	–	422	425	1
Total after-tax impact of items of note on net income	$4	$–	$3	$–	$(422)	$(415)	$2
Impact of items of note on diluted EPS ($) (2)						$(0.45)
Operating results – adjusted (3)
Total revenue – adjusted	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses – adjusted	446	84	21	7	10	568	15
Non-interest expenses – adjusted	1,552	941	479	836	511	4,319	345
Income (loss) before income taxes – adjusted	1,297	898	374	1,174	(232)	3,511	270
Income taxes – adjusted	333	251	77	297	(132)	826	56
Net income (loss) – adjusted	964	647	297	877	(100)	2,685	214
Net income attributable to non-controlling interests – adjusted	–	–	–	–	7	7	–
Preferred shareholders and other equity instrument holders – adjusted	12	6	5	41	42	106	3
Common shareholders – adjusted	952	641	292	836	(149)	2,572	211
Net income (loss) attributable to equity shareholders – adjusted	964	647	297	877	(107)	2,678	214

Adjusted diluted EPS ($)						$2.76
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC FIRST QUARTER 2026	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,188	$1,836	$810	$1,523	$219	$7,576	$584
Provision for (reversal of) credit losses	503	52	(33)	77	6	605	(24)
Non-interest expenses	1,612	957	500	710	400	4,179	360
Income (loss) before income taxes	1,073	827	343	736	(187)	2,792	248
Income taxes	277	224	68	188	(145)	612	49
Net income (loss)	796	603	275	548	(42)	2,180	199
Net income attributable to non-controlling interests	–	–	–	–	6	6	–
Preferred shareholders and other equity instrument holders	–	–	–	–	116	116	–
Common shareholders	796	603	275	548	(164)	2,058	199
Net income (loss) attributable to equity shareholders	796	603	275	548	(48)	2,174	199
Diluted EPS ($)						$2.20
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(4)	$–	$–	$(11)	$(3)
Impact of items of note on non-interest expenses	(7)	–	(4)	–	–	(11)	(3)
Total pre-tax impact of items of note on net income	7	–	4	–	–	11	3
Income taxes
Amortization of acquisition-related intangible assets	2	–	1	–	–	3	1
Impact of items of note on income taxes	2	–	1	–	–	3	1
Total after-tax impact of items of note on net income	$5	$–	$3	$–	$–	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$3,188	$1,836	$810	$1,523	$219	$7,576	$584
Provision for (reversal of) credit losses – adjusted	503	52	(33)	77	6	605	(24)
Non-interest expenses – adjusted	1,605	957	496	710	400	4,168	357
Income (loss) before income taxes – adjusted	1,080	827	347	736	(187)	2,803	251
Income taxes – adjusted	279	224	69	188	(145)	615	50
Net income (loss) – adjusted	801	603	278	548	(42)	2,188	201
Net income attributable to non-controlling interests – adjusted	–	–	–	–	6	6	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	116	116	–
Common shareholders – adjusted	801	603	278	548	(164)	2,066	201
Net income (loss) attributable to equity shareholders – adjusted	801	603	278	548	(48)	2,182	201

Adjusted diluted EPS ($)						$2.21
See previous page for footnote references.

10	CIBC FIRST QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses	428	39	68	21	17	573	48
Non-interest expenses	1,460	853	470	705	390	3,878	329
Income (loss) before income taxes	1,035	811	309	848	(173)	2,830	215
Income taxes	270	220	53	229	(113)	659	37
Net income (loss)	765	591	256	619	(60)	2,171	178
Net income attributable to non-controlling interests	–	–	–	–	8	8	–
Preferred shareholders and other equity instrument holders	–	–	–	–	88	88	–
Common shareholders	765	591	256	619	(156)	2,075	178
Net income (loss) attributable to equity shareholders	765	591	256	619	(68)	2,163	178
Diluted EPS ($)						$2.19
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(5)	$–	$–	$(12)	$(4)
Impact of items of note on non-interest expenses	(7)	–	(5)	–	–	(12)	(4)
Total pre-tax impact of items of note on net income	7	–	5	–	–	12	4
Income taxes
Amortization of acquisition-related intangible assets	2	–	2	–	–	4	2
Impact of items of note on income taxes	2	–	2	–	–	4	2
Total after-tax impact of items of note on net income	$5	$–	$3	$–	$–	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses – adjusted	428	39	68	21	17	573	48
Non-interest expenses – adjusted	1,453	853	465	705	390	3,866	325
Income (loss) before income taxes – adjusted	1,042	811	314	848	(173)	2,842	219
Income taxes – adjusted	272	220	55	229	(113)	663	39
Net income (loss) – adjusted	770	591	259	619	(60)	2,179	180
Net income attributable to non-controlling interests – adjusted	–	–	–	–	8	8	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	88	88	–
Common shareholders – adjusted	770	591	259	619	(156)	2,083	180
Net income (loss) attributable to equity shareholders – adjusted	770	591	259	619	(68)	2,171	180

Adjusted diluted EPS ($)						$2.20
See previous pages for footnote references.
The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2026	Net income	$960	$647	$294	$877	$322	$3,100	$212
Jan. 31	Add: provision for credit losses	446	84	21	7	10	568	15
	Add: income taxes	331	251	76	297	(554)	401	55
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,737	982	391	1,181	(222)	4,069	282
	Pre-tax impact of items of note (2)	6	–	4	–	–	10	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,743	$982	$395	$1,181	$(222)	$4,079	$285
2025	Net income (loss)	$796	$603	$275	$548	$(42)	$2,180	$199
Oct. 31	Add: provision for (reversal of) credit losses	503	52	(33)	77	6	605	(24)
	Add: income taxes	277	224	68	188	(145)	612	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,576	879	310	813	(181)	3,397	224
	Pre-tax impact of items of note (2)	7	–	4	–	–	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,583	$879	$314	$813	$(181)	$3,408	$227
2025	Net income (loss)	$765	$591	$256	$619	$(60)	$2,171	$178
Jan. 31	Add: provision for credit losses	428	39	68	21	17	573	48
	Add: income taxes	270	220	53	229	(113)	659	37
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,463	850	377	869	(156)	3,403	263
	Pre-tax impact of items of note (2)	7	–	5	–	–	12	4
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,470	$850	$382	$869	$(156)	$3,415	$267
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC FIRST QUARTER 2026	11

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean Bank Limited (CIBC Caribbean) and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 16 of our 2025 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.
Results
(1)

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Revenue	$3,295	$3,188	$2,923
Provision for credit losses
Impaired	326	340	307
Performing	120	163	121
Total provision for credit losses	446	503	428
Non-interest expenses	1,558	1,612	1,460
Income before income taxes	1,291	1,073	1,035
Income taxes	331	277	270
Net income	$960	$796	$765
Preferred shareholders and other equity instrument holders (2)	12	–	–
Common shareholders (2)	948	796	765
Net income attributable to equity shareholders	$960	$796	$765
Total revenue
Net interest income	$2,652	$2,572	$2,326
Non-interest income (3)	643	616	597
	$3,295	$3,188	$2,923
Net interest margin on average interest-earning assets	3.11%	3.02%	2.77%
Efficiency ratio	47.3%	50.6%	49.9%
Operating leverage	6.0%	2.0%	2.2%
Return on equity (4)	29.3%	25.3%	24.7%
Average allocated common equity (4)	$12,853	$12,473	$12,288
FTE (5)	17,498	13,827	13,862
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs includes the net impact of FTE transfers from Corporate and Other to Canadian Personal and Business Banking to better align certain functions that are directly supporting the businesses and FTE transfers from Canadian Personal and Business Banking to Corporate and Other to reflect the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Q1/26 vs Q1/25
Net income for the quarter was $960 million, up $195 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $372 million or 13%. Net interest income was up $326 million or 14%, primarily due to higher net interest margin and loan growth. Non-interest income was up $46 million or 8%, primarily due to higher mutual fund distribution fees and deposit and payment fees.
Net interest margin on average interest-earning assets was up 34 basis points, primarily due to higher loan and deposit margins, and favourable business mix.
Provision for credit losses was up $18 million. Provision for credit losses on performing loans was comparable with the same quarter last year, as more unfavourable credit migration was offset by less unfavourable model parameter updates. Provision for credit losses on impaired loans was up, due to higher write-offs in credit cards and personal lending portfolios, and a provision from higher impaired balances, partially offset by the favourable impact of a model parameter update in residential mortgages in the current quarter.
Non-interest expenses were up $98 million or 7%, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.

12	CIBC FIRST QUARTER 2026

Q1/26 vs Q4/25
Net income was up $164 million from the prior quarter, primarily due to higher revenue, a lower provision for credit losses and lower non-interest expenses.
Revenue was up $107 million or 3%. Net interest income was up $80 million or 3%, primarily due to higher volume growth and higher net interest margin. Non-interest income was up $27 million or 4%, primarily due to higher card fees and mutual fund distribution fees.
Net interest margin on average interest-earning assets was up 9 basis points, primarily due to higher loan and deposit margins, and favourable business mix.
Provision for credit losses was down $57 million. Provision for credit losses on performing loans was down as the current quarter included a favourable change in our economic outlook, while the prior quarter included an unfavourable change. Partially offsetting this provision decrease, the current quarter included an allowance increase related to a model parameter update and more unfavourable credit migration compared with the prior quarter. Provision for credit losses on impaired loans was down, due to a favourable impact of a model parameter update in residential mortgages, partially offset by higher write-offs in cards and personal loans portfolios and a provision from higher impaired balances.
Non-interest expenses were down $54 million or 3%, primarily due to higher spending on investments in technology and other strategic initiatives, and higher computer, software and office equipment expenses in the prior quarter.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.
Results
(1)

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Revenue
Commercial banking	$733	$694	$675
Wealth management	1,190	1,142	1,028
Total revenue	1,923	1,836	1,703
Provision for (reversal of) credit losses
Impaired	99	40	13
Performing	(15)	12	26
Total provision for credit losses	84	52	39
Non-interest expenses	941	957	853
Income before income taxes	898	827	811
Income taxes	251	224	220
Net income	$647	$603	$591
Preferred shareholders and other equity instrument holders (2)	6	–	–
Common shareholders (2)	641	603	591
Net income attributable to equity shareholders	$647	$603	$591
Total revenue
Net interest income	$830	$784	$718
Non-interest income (3)	1,093	1,052	985
	$1,923	$1,836	$1,703
Net interest margin on average interest-earning assets	3.10%	2.96%	2.89%
Efficiency ratio	48.9%	52.2%	50.1%
Operating leverage	2.6%	(1.8)%	(3.4)%
Return on equity (4)	24.6%	23.6%	24.1%
Average allocated common equity (4)	$10,326	$10,116	$9,726
FTE (5)	5,971	6,190	5,909

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs includes the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs previously reflected directly in the SBU are now reflected in the SBU results through our cost allocation process.

Q1/26 vs Q1/25
Net income for the quarter was $647 million, up $56 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and higher provision for credit losses.
Revenue was up $220 million or 13%.
Commercial banking revenue was up $58 million, primarily due to volume growth and higher net interest margin, partially offset by lower fee income.
Wealth management revenue was up $162 million, primarily due to higher fee-based revenue from higher average AUA and AUM balances attributable to market appreciation, higher net interest income from volume growth and higher commission revenue from increased client activity.

CIBC FIRST QUARTER 2026	13

Net interest margin on average interest-earning assets was up 21 basis points, primarily due to higher deposit margins and volume growth.
Provision for credit losses was up $45 million. The current quarter included a provision reversal on performing loans reflective of a favourable change in our economic outlook, while the same quarter last year included a provision due to an unfavourable change in our economic outlook and unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the business services, capital goods manufacturing, transportation, real estate and construction, and hardware and software sectors.
Non-interest expenses were up $88 million or 10%, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
Q1/26 vs Q4/25
Net income was up $44 million from the prior quarter, primarily due to higher revenue and lower non-interest expenses, partially offset by higher provision for credit losses.
Revenue was up $87 million or 5%.
Commercial banking revenue was up $39 million, primarily due to higher net interest margin and volume growth.
Wealth management revenue was up $48 million, primarily due to higher fee-based revenue from higher average AUA and AUM balances attributable to market appreciation, higher commission revenue from increased client activity, and higher net interest income from volume growth.
Net interest margin on average interest-earning assets was up 14 basis points, primarily due to higher deposit and loan margins, and volume growth.
Provision for credit losses was up $32 million. The current quarter included a provision reversal on performing loans as indicated above, while the prior quarter included a provision due to an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in the business services, transportation, capital goods manufacturing, and hardware and software sectors.
Non-interest expenses were down $16 million or 2%, including from lower spending on technology and other strategic initiatives, partially offset by higher employee compensation.
U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.
Results in Canadian dollars
(1)

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Revenue
Commercial banking	$613	$564	$567
Wealth management	261	246	280
Total revenue	874	810	847
Provision for (reversal of) credit losses
Impaired	78	40	107
Performing	(57)	(73)	(39)
Total provision for (reversal of) credit losses	21	(33)	68
Non-interest expenses	483	500	470
Income before income taxes	370	343	309
Income taxes	76	68	53
Net income	$294	$275	$256
Preferred shareholders and other equity instrument holders (2)	5	–	–
Common shareholders (2)	289	275	256
Net income attributable to equity shareholders	$294	$275	$256
Total revenue
Net interest income	$600	$559	$562
Non-interest income	274	251	285
	$874	$810	$847
Average allocated common equity (3)	$11,329	$11,200	$11,364
FTE (4)	3,265	3,189	3,015
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	For additional information, see the “Non-GAAP measures” section.
(4)
The change in FTEs includes the impact of FTE transfers from Corporate and Other to U.S. Commercial Banking and Wealth Management to better align certain functions that are directly supporting the businesses. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

14	CIBC FIRST QUARTER 2026

Results in U.S. dollars
(1)

US$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Revenue
Commercial banking	$442	$406	$396
Wealth management	188	178	196
Total revenue	630	584	592
Provision for (reversal of) credit losses
Impaired	56	29	75
Performing	(41)	(53)	(27)
Total provision for (reversal of) credit losses	15	(24)	48
Non-interest expenses	348	360	329
Income before income taxes	267	248	215
Income taxes	55	49	37
Net income	$212	$199	$178
Preferred shareholders and other equity instrument holders (2)	3	–	–
Common shareholders (2)	209	199	178
Net income attributable to equity shareholders	$212	$199	$178
Total revenue
Net interest income	$433	$403	$393
Non-interest income	197	181	199
	$630	$584	$592
Net interest margin on average interest-earning assets	4.01%	3.84%	3.78%
Efficiency ratio	55.3%	61.8%	55.5%
Operating leverage	0.4%	(9.8)%	24.1%
Return on equity (3)	10.1%	9.7%	8.9%
Average allocated common equity (3)	$8,164	$8,070	$7,943
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	For additional information, see the “Non-GAAP measures” section.
Q1/26 vs Q1/25
Net income for the quarter was $294 million (US$212 million), up $38 million (US$34 million) from the same quarter last year, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.
Revenue was up US$38 million or 6%.
Commercial banking revenue was up US$46 million, primarily due to volume growth, higher net interest margin, and higher advisory fees.
Wealth management revenue was down US$8 million, primarily due to lower annual performance-based mutual fund fees, partially offset by higher fee-based revenue from higher average AUM balances attributable to market appreciation.
Net interest margin on average interest-earning assets was up 23 basis points, primarily due to higher deposit margins, and favourable business mix.
Provision for credit losses was down US$33 million. Provision reversal on performing loans was up as the same quarter last year included an unfavourable change in our economic outlook, and the current quarter included a higher provision release for credit migration, consisting of payoffs, upgrades net of downgrades and migration from the performing to the impaired portfolio. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction, and capital goods manufacturing sectors.
Non-interest expenses were up US$19 million or 6%, primarily due to higher employee compensation, including higher employee termination costs, partially offset by a provision reversal.
Q1/26 vs Q4/25
Net income was up $19 million (US$13 million) from the prior quarter, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses.
Revenue was up US$46 million or 8%.
Commercial banking revenue was up US$36 million, primarily due to volume growth, and higher net interest margin.
Wealth management revenue was up US$10 million, primarily due to higher annual performance-based mutual fund fees, partially offset by lower loan margins.
Net interest margin on average interest-earning assets was up 17 basis points, primarily due to higher deposit margins and favourable business mix.
Provision for credit losses was up US$39 million. Provision reversal on performing loans was down as the prior quarter included a favourable change in our economic outlook. Partially offsetting this quarter-over-quarter provision reversal decrease, the current quarter included favourable credit migration while the prior quarter included unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the capital goods manufacturing, and education, health and social services sectors.
Non-interest expenses were down US$12 million or 3%, primarily due to lower occupancy costs, including from lease exit and leasehold impairment charges in the prior quarter, and a provision reversal, partially offset by higher employee compensation, including higher employee termination costs.

CIBC FIRST QUARTER 2026	15

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Results
(1)

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31 (2)	2025 Jan. 31 (2)
Revenue
Global markets	$1,253	$825	$1,030
Corporate and investment banking	764	698	544
Total revenue	2,017	1,523	1,574
Provision for (reversal of) credit losses
Impaired	10	71	7
Performing	(3)	6	14
Total provision for credit losses	7	77	21
Non-interest expenses	836	710	705
Income before income taxes	1,174	736	848
Income taxes	297	188	229
Net income	$877	$548	$619
Preferred shareholders and other equity instrument holders (3)	41	–	–
Common shareholders (3)	836	548	619
Net income attributable to equity shareholders	$877	$548	$619
Efficiency ratio	41.5%	46.6%	44.8%
Operating leverage	9.5%	23.0%	0.8%
Return on equity (4)	29.2%	20.1%	24.9%
Average allocated common equity (4)	$11,355	$10,828	$9,846
FTE (5)	1,645	2,011	1,856
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, our foreign exchange payments business, previously reported within Global markets, has been realigned to Corporate and investment banking. Prior period amounts have been restated.

(3)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs includes the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs previously reflected directly in the SBU are now reflected in the SBU results through our cost allocation process.

Q1/26 vs Q1/25
Net income for the quarter was $877 million, up $258 million from the same quarter last year, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue was up $443 million or 28%.
Global markets revenue was up $223 million, primarily due to higher equity trading, commodities trading, financing revenue and realized gains from the sale of FVOCI debt securities.
Corporate and investment banking revenue was up $220 million, primarily due to higher equity and debt underwriting, and advisory fees in our investment banking business, and higher revenue from our lending and deposit activities with our corporate clients.
Provision for credit losses was down $14 million. The current quarter included a modest provision reversal on performing loans, while the same quarter last year included a provision reflective of an unfavourable change in our economic outlook, partially offset by favourable credit migration. Provision for credit losses on impaired loans was up modestly.
Non-interest expenses were up $131 million or 19%, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
Q1/26 vs Q4/25
Net income was up $329 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue was up $494 million or 32%.
Global markets revenue was up $428 million, primarily due to higher equity trading, fixed income, commodities trading, financing revenue and realized gains from the sale of FVOCI debt securities.
Corporate and investment banking revenue was up $66 million, primarily due to higher equity underwriting activity, advisory revenue and higher revenue from our deposit activities with our corporate clients.
Provision for credit losses was down $70 million. The current quarter included a modest provision reversal on performing loans, while the prior quarter included a provision reflective of unfavourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in the telecommunications and cable sector.
Non-interest expenses were up $126 million or 18%, primarily due to higher performance-based and other employee-related compensation.

16	CIBC FIRST QUARTER 2026

Corporate and Other
Corporate and Other
includes the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Revenue
International banking	$264	$242	$249
Other	25	(23)	(15)
Total revenue	289	219	234
Provision for credit losses
Impaired	7	6	12
Performing	3	–	5
Total provision for credit losses	10	6	17
Non-interest expenses	511	400	390
Income (loss) before income taxes	(232)	(187)	(173)
Income taxes	(554)	(145)	(113)
Net income (loss)	$322	$(42)	$(60)
Net income attributable to non-controlling interests	$7	$6	$8
Preferred shareholders and other equity instrument holders (2)	42	116	88
Common shareholders (2)	273	(164)	(156)
Net income (loss) attributable to equity shareholders	$315	$(48)	$(68)
FTE (3)	22,090	24,607	24,056
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income (loss) attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income (loss) attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)
The change in FTEs includes the net impact of FTE transfers from Corporate and Other to Canadian Personal and Business Banking and U.S. Commercial Banking and Wealth Management to better align certain functions that are directly supporting the businesses and FTE transfers from the SBUs to reflect the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Q1/26 vs Q1/25
Net income for the quarter was $322 million, compared with a net loss of $60 million in the same quarter last year, primarily due to income tax recoveries related to a capital gains distribution and utilization of capital losses, which is shown as an item of note, higher revenue from International banking and our strategic investments, and lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue was up $55 million.
International banking revenue was up $15 million, primarily due to higher non-interest income, including from investment losses in the same quarter last year.
Other revenue was up $40 million, primarily due to an equity pick-up gain in our strategic investment portfolio, partially offset by lower treasury revenue.
Provision for credit losses in International banking was down $7 million. Provision for credit losses on performing loans was comparable with the same quarter last year. Provision for credit losses on impaired loans was down due to lower provisions in the business services sector.
Non-interest expenses were up $121 million or 31%, primarily due to higher corporate costs, including higher performance-based compensation from changes in vesting date assumptions.
Q1/26 vs Q4/25
Net income for the quarter was $322 million, compared with a net loss of $42 million in the prior quarter, primarily due to income tax recoveries related to a capital gains distribution and utilization of capital losses, which is shown as an item of note, higher revenue from International banking and our strategic investments, partially offset by a higher provision for credit losses and higher non-interest expenses.
Revenue was up $70 million.
International banking revenue was up $22 million, primarily due to higher non-interest income, including from impairment of debt securities measured at amortized cost in the prior quarter, and the impact of foreign exchange translation.
Other revenue was up $48 million, primarily due to an equity pick-up gain in our strategic investment portfolio, partially offset by lower treasury revenue.
Provision for credit losses in International banking was up $4 million. Provision for credit losses on performing loans was up moderately due to credit migration. Provision for credit losses on impaired loans was comparable with the prior quarter.
Non-interest expenses were up $111 million or 28%, primarily due to higher corporate costs, including higher performance-based compensation from changes in vesting date assumptions, and a legal provision in the current quarter.

CIBC FIRST QUARTER 2026	17

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2026 Jan. 31	2025 Oct. 31
Assets
Cash and deposits with banks	$47,767	$44,003
Securities	285,930	283,235
Securities borrowed and purchased under resale agreements	109,747	108,392
Loans and acceptances, net of allowance for credit losses	592,491	589,504
Derivative instruments	38,213	38,352
Other assets	58,429	53,452
Total assets	$1,132,577	$1,116,938
Liabilities and equity
Deposits	$815,891	$808,124
Obligations related to securities lent, sold short and under repurchase agreements	168,154	160,317
Derivative instruments	41,723	41,411
Other liabilities	33,404	34,854
Subordinated indebtedness	7,793	7,819
Equity	65,612	64,413
Total liabilities and equity	$1,132,577	$1,116,938
Assets
As at January 31, 2026, total assets were up $15.6 billion or 1% from October 31, 2025, net of an approximate $12.5 billion decrease due to the depreciation of the U.S. dollar.
Cash and deposits with banks increased by $3.8 billion or 9%, primarily due to higher short-term placements in Treasury.
Securities increased by $2.7 billion or 1%, primarily due to increases in equity trading securities and debt security portfolios in our trading businesses, partially offset by a decrease in debt security portfolios in Treasury, and the net impact of foreign exchange translation.
Securities borrowed and purchased under resale agreements increased by $1.4 billion or 1%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, increased by $3.0 billion or 1%, primarily due to increases in business and government loans, which was net of the impact of foreign exchange translation, and the Canadian residential mortgage portfolio.
Derivative instruments was comparable with October 31, 2025, as decreases in equity, foreign exchange and interest rate derivatives valuation were largely offset by an increase in commodity derivatives valuation.
Other assets increased by $5.0 billion or 9%, primarily due to increases in collateral pledged for derivatives, broker receivables, precious metals, and current tax receivable.
Liabilities
As at January 31, 2026, total liabilities were up $14.4 billion or 1% from October 31, 2025, net of an approximate $12.1 billion decrease due to the depreciation of the U.S. dollar.
Deposits increased by $7.8 billion or 1%, primarily due to an increase in business and government deposits, which was net of the impact of foreign exchange translation, partially offset by a decrease in wholesale funding. Further details on the composition of deposits are provided in Note 6 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $7.8 billion or 5%, primarily to finance growth in client-driven
activities.
Derivative instruments increased by $0.3 billion or 1%, largely driven by an increase in commodity derivatives valuation, partially offset by a decrease in the equity derivatives valuation.
Other liabilities decreased by $1.5 billion or 4%, primarily due to decreases in payables related to settlement of employee compensation, accounts payable and accrued expenses, and accrued interest payable, partially offset by increases in payables related to precious metals.
Subordinated indebtedness was comparable with October 31, 2025. For further details see the “Capital management” section.
Equity
As at January 31, 2026, equity increased by $1.2 billion or 2% from October 31, 2025, primarily due a net increase in retained earnings from net income that exceeded dividends and distributions, and the issuance of Limited Recourse Capital Notes (LRCNs), partially offset by the impact of shares repurchased and cancelled under a normal course issuer bid (NCIB), and a net decrease in accumulated other comprehensive income (AOCI) mainly resulting from net foreign currency translation loss related to our net investments in foreign operations, and net losses on cash flow hedges. For further details see the “Capital management” section.

18	CIBC FIRST QUARTER 2026

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 31 to 40 of our 2025 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently at 3.5% of RWA, which was reaffirmed by OSFI on December 18, 2025, but can range from 0.0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at January 31, 2026	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at January 31, 2026.
n/a	Not applicable.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2025 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC FIRST QUARTER 2026	19

Continuous enhancement to regulatory capital and TLAC requirements
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures. The discussion below provides a summary of capital adequacy requirements and Pillar 3 disclosure requirements changes and BCBS and OSFI publications that have been issued since our 2025 Annual Report.
OSFI’s Capital Adequacy Requirements
Effective November 1, 2025, we have implemented the Capital Adequacy Requirements (CAR) – 2026 Guideline. The Guideline enhances clarity across credit, market and operational risk components.
We calculate a capital floor based on the revised standardized approaches as part of the implementation of the Basel III reforms. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, an adjustment to our RWA would be required. The floor adjustment factor is at 67.5%. OSFI confirmed any change to the floor adjustment factor will be communicated at least two years prior to the effective date.
Effective November 1, 2025, we have also implemented the Capital and Liquidity Treatment of Crypto-asset Exposures (Banking) Guideline (Crypto-asset Guideline) and the related Pillar 3 disclosures. The Crypto-asset Guideline prescribes the regulatory treatment options and categorizations of crypto-assets. The guideline also limits an institution’s gross exposure to specific crypto-assets, Group 2 as defined in the Crypto-asset Guideline, at 5% of net Tier 1 capital.
Exclusion of operational loss event from operational risk RWA
CIBC received OSFI approval to exclude an operational loss event that was recognized in fiscal 2023 from the operational risk capital calculations. This exclusion of an operational loss event from operational risk RWA will be reflected beginning in the second quarter of 2026, which will add in excess of 25 basis points to our CET1 ratio.
Regulatory capital, leverage and TLAC ratios
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2026 Jan. 31	2025 Oct. 31
CET1 capital	$48,465	$47,718
Tier 1 capital	55,823	54,105
Total capital	63,922	62,287
RWA consisting of:
Credit risk	$297,021	$294,848
Market risk	13,321	12,243
Operational risk	51,487	50,712
Total RWA	$361,829	$357,803
CET1 ratio	13.4%	13.3%
Tier 1 capital ratio	15.4%	15.1%
Total capital ratio	17.7%	17.4%
Leverage ratio exposure	$1,281,150	$1,261,098
Leverage ratio	4.4%	4.3%
TLAC available	$116,021	$114,102
TLAC ratio	32.1%	31.9%
TLAC leverage ratio	9.1%	9.0%
CET1 ratio
The CET1 ratio at January 31, 2026 increased 0.1% from October 31, 2025, driven by an increase in CET1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), partially offset by shares repurchased and cancelled under an NCIB and the impact of net foreign currency translation.
The increase in RWA was due to increases in credit risk, market risk and operational risk RWA. The increase in credit risk RWA was mainly due to organic growth, credit migration and methodology updates, partially offset by foreign currency translation. The increase in market risk RWA was due to an increase in risk levels, partially offset by methodology updates. The increase in operational risk RWA was due to an increase in risk levels.
Tier 1 capital ratio
The Tier 1 capital ratio at January 31, 2026 increased 0.3% from October 31, 2025, primarily due to the factors affecting the CET1 ratio noted above and the issuance of the LRCN Series 9 Notes. See the “Capital initiatives” section for further details.
Total capital ratio
The Total capital ratio at January 31, 2026 increased 0.3% from October 31, 2025, primarily due to the factors affecting the Tier 1 capital ratio noted above.
Leverage ratio
The leverage ratio at January 31, 2026 increased 0.1% from October 31, 2025, as the increase in the Tier 1 capital discussed above was partially offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in exposure from on-balance sheet items, derivatives, and securities financing transactions.

20	CIBC FIRST QUARTER 2026

TLAC ratio and TLAC leverage ratio
The TLAC ratio at January 31, 2026 increased 0.2% from October 31, 2025, primarily driven by an increase in total TLAC instruments, partially offset by an increase in RWA. The increase in TLAC instruments was primarily a result of a higher total capital due to the factors noted above and higher level of bail-in eligible liabilities.
The TLAC leverage ratio at January 31, 2026 increased 0.1% from October 31, 2025, primarily due to the increase in TLAC instruments, partially offset by a higher leverage ratio exposure due to the factors noted above.
Capital initiatives
The following were the main capital initiatives undertaken in 2026:
Normal course issuer bid (NCIB)
On September 8, 2025, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. During the quarter, 7,990,500 common shares were purchased and cancelled at an average price of $125.53 for a total amount of $1,003 million. Since the inception of this NCIB, 11,490,500 common shares have been purchased and cancelled for a total amount of $1,396 million.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the CIBC Board of Directors (the Board). The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada) and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements included in our 2025 Annual Report.
Limited Recourse Capital Notes Series 9 (NVCC) (subordinated indebtedness) (LRCN Series 9 Notes)
On January 13, 2026, we issued USD$700 million principal amount of 6.500% LRCN Series 9 Notes. The LRCN Series 9 Notes mature on July 28, 2086, and bear interest at a fixed rate of 6.500% per annum (paid quarterly) until July 28, 2031. Starting on July 28, 2031, and every five years thereafter until July 28, 2081, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.727% per annum.
Concurrently with the issuance of the LRCN Series 9 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 64 (NVCC) (Series 64 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 64 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 9 Notes when due, the sole remedy of each LRCN Series 9 Note holder is limited to that holder’s proportionate share of the Series 64 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 9 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on July 28, 2031, at par.
Convertible instruments
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding
$ millions, except number of shares and per share amounts, as at January 31, 2026	Number of shares	Par value
Common shares	920,514,333	$16,815
Treasury shares – common shares (1)	(164,296)	(20)
Preferred shares
Series 47 (NVCC)	18,000,000	450
Series 56 (NVCC)	600,000	600
Series 57 (NVCC)	500,000	500
Series 61 (NVCC)	150,000	150
Treasury shares – preferred shares (1)	(2,793)	(2)
Limited recourse capital notes
4.000% Limited Recourse Capital Notes Series 2 (NVCC)	n/a	750
7.150% Limited Recourse Capital Notes Series 3 (NVCC)	n/a	800
6.987% Limited Recourse Capital Notes Series 4 (NVCC)	n/a	500
6.950% Limited Recourse Capital Notes Series 5 (NVCC) (2)	n/a	693
6.369% Limited Recourse Capital Notes Series 6 (NVCC)	n/a	450
7.000% Limited Recourse Capital Notes Series 7 (NVCC) (2)	n/a	1,027
5.898% Limited Recourse Capital Notes Series 8 (NVCC)	n/a	450
6.500% Limited Recourse Capital Notes Series 9 (NVCC) (2)	n/a	971
Subordinated indebtedness
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250
4.90% Debentures due June 12, 2034 (NVCC)	n/a	1,000
4.15% Debentures due April 2, 2035 (NVCC)	n/a	1,250
Stock options outstanding	15,377,527
(1)
A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements in our 2025 Annual Report for the accounting policy on treasury shares.

(2)	For Limited Recourse Capital Notes (LRCNs) – Series 5, Series 7 and Series 9, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
n/a	Not applicable.

CIBC FIRST QUARTER 2026	21

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above into a maximum of approximately 7.3 billion common shares, in aggregate, which would represent a dilution impact of 89% based on the number of CIBC common shares and NVCC instruments outstanding as at January 31, 2026. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
Upon the occurrence of a Trigger Event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 54, 55, 58, 59, 60, 62, 63 and 64 Preferred Shares held in the Limited Recourse Trust, will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares. The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at January 31, 2026, $71.2 billion (October 31, 2025: $67.0 billion) of our outstanding liabilities were subject to conversion under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.
See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Preferred share and other equity instruments rights and privileges
See Note 15 to the consolidated financial statements included in our 2025 Annual Report for details on our preferred share and other equity instruments rights and privileges.

22	CIBC FIRST QUARTER 2026

Global systemically important banks – public disclosure requirements
The following disclosure is required by OSFI pursuant to the Advisory: “Global systemically important banks – Public disclosure requirements”. The Basel Committee on Banking Supervision (BCBS) and the Financial Stability Board (FSB) identify global systemically important banks (G-SIBs). CIBC is a federally regulated bank but has not been identified as a G-SIB. However, federally regulated banks that have leverage ratio exposure measures greater than the equivalent of
€
200 billion at year-end are required to publicly disclose at a minimum 13 indicators (in Canadian equivalent values) annually used to identify G-SIBs. The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually, and in accordance with regulatory scope of consolidation. As a result, values may not be directly comparable against other measures disclosed in the consolidated financial statements.
The following table provides the 13 indicators used in the BCBS assessment methodology to identify G-SIBs:

$ millions, as at or for the year ended October 31				2025	2024
Section			Indicators (1)
A.	Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$411,746	$373,495
		2.	Cross-jurisdictional liabilities	308,386	277,243
B.	Size	3.	Total exposures as defined for use in the leverage ratio	$1,256,453	$1,150,900
C.	Interconnectedness	4.	Intra-financial system assets	$98,191	$80,195
		5.	Intra-financial system liabilities	86,738	79,813
		6.	Securities outstanding	314,074	270,762
D.	Substitutability/financial institution infrastructure	7.	Payments activity	$28,197,563	$25,260,039
		8.	Assets under custody	2,527,353	2,161,791
		9.	Underwritten transactions in debt and equity markets	119,981	92,436
		10.	Trading volume
			Trading volume fixed income	1,335,619	1,452,806
			Trading volume equities and other securities	4,625,131	3,080,584
E.	Complexity	11.	Notional amount of over-the-counter derivatives	$11,671,891	$8,139,222
		12.	Trading and other securities	64,030	43,935
		13.	Level 3 assets	1,799	916
(1)	The G-SIB measures are calculated in accordance with the annual instructions for the G-SIB assessment exercise published by the BCBS.
Changes in G-SIB measures
Changes in measures compared with 2024 primarily reflect normal changes in business activity and movement in foreign exchange rates.
A. Cross-jurisdictional activity
The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the global impact of a bank’s distress or failure varies in line with its share of cross-jurisdictional assets and liabilities.
B. Size
Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.
C. Interconnectedness
Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.
D. Substitutability/financial institution infrastructure
The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.
E. Complexity
The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater the costs and time needed to resolve the bank.
Off-balance sheet arrangements
We enter into off-balance sheet arrangements in the normal course of our business. Further details of our off-balance sheet arrangements are provided on pages 40–41 of our 2025 Annual Report and also in Note 6 and Note 20 to the consolidated financial statements included in our 2025 Annual Report.

CIBC FIRST QUARTER 2026	23

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 42 to 81 of our 2025 Annual Report.
Risk overview
CIBC faces a wide
variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, are fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the
first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks and support operational resilience. Management may include Governance Groups within the business to facilitate the Control Framework, Operational Risk Management and Operational Resilience Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to support Management in meeting their governance, risk and control activities. A Governance Group is considered the first line of defence, in conjunction with Business Unit Management. Control Groups, which typically reside within centralized functions, provide subject matter expertise to Business Unit Management and/or implement/maintain enterprise-wide control programs and activities. While Control Groups collaborate with Business Unit Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 52 of our 2025 Annual Report for details regarding the following top and emerging risks:
•	Climate risk
•	Information and cyber security risk
•	Technology risk
•	Data and Artificial Intelligence risk
•	U.S. banking regulation
•	Tax reform
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2025 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

24	CIBC FIRST QUARTER 2026

Trade policy uncertainty
Newly implemented and proposed tariffs, by the U.S., and any potential countermeasures, are expected to have negative impacts on supply chains, inflation and economic activity, further amplifying ongoing U.S., Canada and Mexico trade issues that existed prior to the tariff developments, and is posing recessionary fears and increasing market volatility. The Canada-U.S.-Mexico free trade agreement renewal is upcoming and could pose a significant risk should the deal be significantly restructured or terminated. Separate trade discussions are ongoing between Canada and China as well as the U.S. and China. The ongoing uncertainty on the ultimate level and extent of tariffs could diminish consumer and business confidence in Canada and around the globe, increasing credit, market, liquidity, strategic and operational (including third-party) risks.
The eventual impact of tariffs will depend on their nature and duration, as well as fiscal policies that may be enacted in response, and are expected to drive an increase in unemployment and inflation, thereby elevating credit risks. Higher unemployment and inflation could reduce discretionary consumer spending, slow loan origination and negatively impact debt servicing for both retail and commercial clients. Commercial clients may see lower overall revenues and higher costs, which could, in turn, slow growth and expansion plans. Certain sectors are expected to be more susceptible to the impact of the tariff developments, including but not limited to the manufacturing, retail and wholesale, and transportation sectors. We are also monitoring the financial viability of suppliers who may be impacted should economic conditions deteriorate as the result of global tariff impacts.
Financial markets during the first quarter of 2026 were shaped by easing monetary policy, moderating but resilient economic growth, and heightened trade policy and geopolitical uncertainty. The elevated levels of geopolitical uncertainty, specifically, the potential impacts of further tariffs and trade restrictions on global growth, resulted in a volatile quarter in the equity and commodity markets and is expected to continue until these uncertainties lessen. Our Capital Markets business maintains a defensive risk posture to manage market risks, while supporting elevated levels of client activity.
The impact of macroeconomic uncertainty on the U.S. dollar and long-term bond yields and changes in client sentiment due to macroeconomic volatility, recessionary conditions, or risks associated with banks, could lead to rising liquidity premiums and wider issuance spreads in the funding market.
We continue to regularly monitor economic developments and proactively prepare mitigation plans. Further details on tariffs and our economic outlook are provided in the “Financial performance overview – Economic outlook” section.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading
market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and protectionism (further details are provided in the “Financial performance overview – Economic outlook” section), could have serious negative implications for general economic and banking activities.
Other areas which continue to be of concern include:
•	Conflicts in the Middle East;
•	The war in Ukraine; and
•	Rising political tensions, civil unrest and activism globally.
While it is difficult to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Canadian consumer debt and the housing market
Household
debt-to-income
ratio data from Statistics Canada have been slightly increasing in recent quarters but continues to remain below 2016 levels. This increase is driven by relatively slower disposable income growth, partially suppressed by higher unemployment, while debt growth remained relatively flat supported by lower interest rates. The debt-to-service
ratio has been relatively stable since 2024, below 2022–2023 levels, partially due to lower interest rates combined with the rise in disposable income offsetting the debt-to-income increase. Mortgage debt continues to trend at historically high levels, but remains favourable to 2022–2023 levels, while non-mortgage
debt-to-income
and service ratios remain at historical lows as clients maintain lower utilization and higher payment rates. Mortgage service ratios could remain elevated as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market. Property sales slowed in 2025 and are the most recessed levels since 2020.
While the interest rate cuts in the second half of 2024 and throughout 2025 have provided some relief, policy rates are still 200 basis points higher than 2020–2021 and 50 basis points above 2019 levels, limiting growth in property values and sales activity. Despite lower interest rates, housing sales have slowed and unemployment increased in 2025 due to the uncertainty in the macro-environment. However, real estate secured lending losses remain low, supported by strong loan-to-value ratios. While there was some weakening to the non-seasonally
adjusted House Price Index in the second half of 2025, the seasonal index has improved, and both are above late 2022 to early 2023 levels.
Unemployment rates in the first quarter of 2026 remain relatively elevated, with notable month-over-month shifts. The six-month rolling average unemployment rate has improved quarter-over-quarter, but remains slightly higher year-over-year. Fiscal 2025 saw unemployment reach its highest level since 2016 (excluding the COVID-19 driven increases in 2020 and 2021) but is expected to improve in fiscal 2026. Unemployment rates at high levels could elevate non-mortgage
debt levels, and has increased unsecured payment pressures, typical of the credit cycle.
Regulators continue to apply higher levels of scrutiny on guidelines and oversight. Further augmentations to regulatory expectations could impact business processes, increase the cost of compliance, and raise the risk of fines for non-compliance.
In January 2026, OSFI announced a six-month industry consultation in support of a new Credit Risk Management Guideline, expected to be finalized by July 29, 2026. This guideline is anticipated to reinforce Federally regulated financial institutions (FRFIs) expectations around policies and management of indebtedness by consolidating existing guidance and expectations related to credit risk, encompassing residential mortgage lending, commercial real estate, corporate lending, and potentially unsecured lending. As well, OSFI continues to increase expectations on the integration of climate risk in the real estate lending portfolio to ensure robust credit decisions and risk oversight practices.

CIBC FIRST QUARTER 2026	25

Disintermediation risk
Consumer expectations for integrated, low-cost, digital-first banking and investing may outpace CIBC’s current strategy and delivery, resulting in our offerings not meeting client demands and impacting client relationships. This is reinforced by progress in consumer-driven banking (open banking) and fintech competitors whose offerings and accessibility have improved significantly over the past five years. To mitigate, CIBC will continue investing in AI for deeper client insight and sentiment analysis, maintain open banking readiness, remain agile in product development, and reinforce primary relationships through targeted strategies. Along with simplifying client engagements and advancing our omni-channel strategy to deliver personalized experiences, seamless servicing, and timely, relevant advice across all channels.
Third-party risk
We recognize that third-party relationships are integral to CIBC’s business model and are essential for achieving CIBC’s strategic objectives. As we adopt new technologies and increasingly rely on sub-contractors, the third-party ecosystem is rapidly evolving, introducing new complexities and risks. While these relationships can drive cost efficiencies, innovation, enhanced performance, and competitiveness, they can also present emerging risks, such as service disruptions, operational failures, or vulnerabilities stemming from third and fourth parties, which may result from breakdowns in people, processes, systems, or from external events.
To address these evolving risks and meet rising regulatory expectations, CIBC has established a robust Third Party Risk Management program. This program is grounded in our strong risk culture and supported by comprehensive policies, procedures, and specialized resources. It ensures that third-party risks are proactively identified, assessed and managed throughout the entire lifecycle of each relationship, from initial planning to ongoing oversight. By doing so, we maintain effective controls, foster collaborative partnerships, and support the advancement of our strategic goals while operating within our defined risk appetite.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing, and related crimes threaten the financial sector’s stability. CIBC is committed to meeting all anti-money laundering (AML), anti-terrorist financing (ATF), and economic sanctions regulations in every jurisdiction where it operates. As identified in Canada’s 2025 National Risk Assessment, banks face significant risks from financial crimes such as drug trafficking, fraud, and crypto-related activities. In response, CIBC invests in robust controls, advanced detection technologies, and comprehensive compliance programs. The bank maintains thorough client due diligence, record keeping, and reporting procedures, and requires annual AML/ATF and sanctions training for all team members. With ongoing regulatory changes expected through 2026 – including FINTRAC’s increased administrative monetary penalties (AMPs) paired with a new supervisory framework and enforcement approach – CIBC continuously monitors and enhances its compliance program to address evolving risks and regulatory expectations.
Regulatory developments
See the “Capital management” and “Credit risk” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

26	CIBC FIRST QUARTER 2026

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at January 31, 2026:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $12 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $15,932 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $485 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC FIRST QUARTER 2026	27

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter
(OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and credit valuation adjustment (CVA), but is before allowance for credit losses or credit risk mitigation for internal ratings-based (IRB) approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.
Non-trading
equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at			2026 Jan. 31			2025 Oct. 31
	IRB approach	Standardized approach	Total	IRB approach	Standardized approach	Total
Business and government portfolios
Drawn	$413,441	$17,264	$430,705	$406,405	$17,012	$423,417
Undrawn commitments	67,652	1,267	68,919	67,929	1,266	69,195
Repo-style transactions	601,759	–	601,759	463,183	–	463,183
Other off-balance sheet	21,017	455	21,472	20,094	524	20,618
OTC derivatives	23,379	149	23,528	22,814	136	22,950
Gross business and government portfolios	1,127,248	19,135	1,146,383	980,425	18,938	999,363
Less: Collateral held for repo-style transactions	576,001	–	576,001	437,601	–	437,601
Net business and government portfolios	551,247	19,135	570,382	542,824	18,938	561,762
Retail portfolios
Drawn	339,739	6,746	346,485	338,427	6,830	345,257
Undrawn commitments	115,181	4,335	119,516	113,488	4,226	117,714
Other off-balance sheet	454	109	563	483	120	603
Gross retail portfolios	455,374	11,190	466,564	452,398	11,176	463,574
Securitization exposures (1)	42,000	29,291	71,291	40,180	30,105	70,285
Gross credit exposure (2)	$1,624,622	$59,616	$1,684,238	$1,473,003	$60,219	$1,533,222
Net credit exposure (2)	$1,048,621	$59,616	$1,108,237	$1,035,402	$60,219	$1,095,621
(1)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the standardized approach or the IRB approach. The external ratings-based approach
(SEC-ERBA),
which is inclusive of the internal assessment approach
(SEC-IAA),
includes exposures that qualify for the IRB approach, as well as exposures under the standardized approach.

(2)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial
institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%.
Non-trading
equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to mini
mize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

28	CIBC FIRST QUARTER 2026

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)(2)				HELOC (3)		Total
$ billions, as at January 31, 2026	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (4)	$16.0	10%	$138.8	90%	$11.1	100%	$16.0	10%	$149.9	90%
British Columbia and territories (5)	4.8	9	46.1	91	4.1	100	4.8	9	50.2	91
Alberta	8.4	33	17.4	67	1.7	100	8.4	31	19.1	69
Quebec	5.1	19	21.4	81	1.3	100	5.1	18	22.7	82
Central prairie provinces	2.3	35	4.3	65	0.5	100	2.3	32	4.8	68
Atlantic provinces	2.3	26	6.5	74	0.7	100	2.3	24	7.2	76
Canadian portfolio (6)(7)	38.9	14	234.5	86	19.4	100	38.9	13	253.9	87
U.S. portfolio (6)	–	–	2.8	100	0.1	100	–	–	2.9	100
Other international portfolio (6)	–	–	3.3	100	–	–	–	–	3.3	100
Total portfolio	$38.9	14%	$240.6	86%	$19.5	100%	$38.9	13%	$260.1	87%
October 31, 2025	$39.3	14%	$239.4	86%	$19.8	100%	$39.3	13%	$259.2	87%
(1)	Balances reflect principal values.
(2)	Our Canadian condominium mortgages were $44.7 billion (October 31, 2025: $44.2 billion), of which 15% (October 31, 2025: 15%) were insured.
(3)	We did not have any insured HELOCs as at January 31, 2026 and October 31, 2025.
(4)
Includes $6.9 billion (October 31, 2025: $7.0 billion) of insured residential mortgages, $85.9 billion (October 31, 2025: $85.6 billion) of uninsured residential mortgages, and $6.6 billion (October 31, 2025: $6.7 billion) of HELOCs in the Greater Toronto Area (GTA).

(5)
Includes $2.1 billion (October 31, 2025: $2.2 billion) of insured residential mortgages, $31.3 billion (October 31, 2025: $31.3 billion) of uninsured residential mortgages, and $2.7 billion (October 31, 2025: $2.6 billion) of HELOCs in the Greater Vancouver Area (GVA).

(6)	Geographic location is based on the address of the property.
(7)
51% (October 31, 2025: 51%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (Morningstar DBRS).

The average
loan-to-value
(LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended January 31, 2026, are provided in the following table:

	2026 Jan. 31		2025 Oct. 31		2025 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	66%	68%	66%	68%	66%	67%
British Columbia and territories (3)	63	65	64	66	64	64
Alberta	69	72	69	72	71	72
Quebec	68	70	67	70	68	70
Central prairie provinces	68	73	69	74	70	72
Atlantic provinces	62	69	65	69	67	68
Canadian portfolio (4)	66%	69%	66%	68%	66%	67%
U.S. portfolio (4)	69%	58%	58%	54%	62%	n/m
Other international portfolio (4)	72%	n/m	69%	n/m	69%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 67% (October 31, 2025: 67%; January 31, 2025: 66%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 63% (October 31, 2025: 64%; January 31, 2025: 63%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2026 (1)(2)	61%	57%
October 31, 2025 (1)(2)	59%	55%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2026 and October 31, 2025 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2025 and September 30, 2025, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 60% (October 31, 2025: 58%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 50% (October 31, 2025: 49%).

CIBC FIRST QUARTER 2026	29

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2026	–%	1%	2%	14%	40%	43%	–%	–%
October 31, 2025	–%	1%	2%	13%	41%	43%	–%	–%
U.S. portfolio
January 31, 2026	–%	–%	–%	3%	31%	66%	–%	–%
October 31, 2025	–%	–%	–%	3%	29%	68%	–%	–%
Other international portfolio
January 31, 2026	8%	12%	21%	21%	23%	14%	1%	–%
October 31, 2025	9%	12%	21%	21%	22%	14%	1%	–%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2026	1%	3%	10%	19%	32%	28%	2%	5%
October 31, 2025	1%	3%	10%	20%	32%	27%	2%	5%
U.S. portfolio
January 31, 2026	1%	3%	8%	9%	27%	52%	–%	–%
October 31, 2025	1%	3%	8%	9%	25%	54%	–%	–%
Other international portfolio
January 31, 2026	9%	12%	21%	20%	23%	14%	1%	–%
October 31, 2025	9%	13%	20%	21%	22%	14%	1%	–%
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position would be sufficient to absorb mortgage and HELOC losses.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the three months ended	2026 Jan. 31			2025 Oct. 31			2025 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$2,031	$1,605	$3,636	$1,752	$1,529	$3,281	$1,628	$1,286	$2,914
Classified as impaired during the period	503	887	1,390	616	809	1,425	564	844	1,408
Transferred to performing during the period	(96)	(112)	(208)	(42)	(108)	(150)	(21)	(139)	(160)
Net repayments (1)	(195)	(223)	(418)	(157)	(260)	(417)	(302)	(238)	(540)
Amounts written off	(170)	(397)	(567)	(153)	(368)	(521)	(77)	(344)	(421)
Foreign exchange and other	(31)	(8)	(39)	15	3	18	49	12	61
Balance at end of period	$2,042	$1,752	$3,794	$2,031	$1,605	$3,636	$1,841	$1,421	$3,262
Allowance for credit losses – impaired loans	$504	$462	$966	$491	$491	$982	$463	$440	$903
Net impaired loans (2)
Balance at beginning of period	$1,540	$1,114	$2,654	$1,282	$1,047	$2,329	$1,236	$862	$2,098
Net change in gross impaired	11	147	158	279	76	355	213	135	348
Net change in allowance	(13)	29	16	(21)	(9)	(30)	(71)	(16)	(87)
Balance at end of period	$1,538	$1,290	$2,828	$1,540	$1,114	$2,654	$1,378	$981	$2,359
Net impaired loans as a percentage of net loans and acceptances			0.48%			0.45%			0.42%
(1)	Includes proceeds from the disposal of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at January 31, 2026, gross impaired loans were $3,794 million, up $532 million from the same quarter last year, primarily due to increases in the telecommunications and cable sector, the Canadian residential mortgages portfolio, as well as the financial institutions, and capital goods manufacturing sectors, partially offset by decreases in the real estate and construction, and retail and wholesale sectors, as well as the impact of U.S. dollar depreciation on our business and government portfolio.
Gross impaired loans were up $158 million from the prior quarter, primarily due to increases in the Canadian residential mortgages portfolio, and the financial institutions, education, health and social services, and capital goods manufacturing sectors, partially offset by a decrease in the real estate and construction sector.
57% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, and capital goods manufacturing sectors accounted for the majority.

30	CIBC FIRST QUARTER 2026

25% of gross impaired loans related to the U.S., of which the real estate and construction, financial institutions, capital goods manufacturing, and education, health and social services sectors accounted for the majority.
The remaining gross impaired loans primarily related to CIBC Caribbean and Europe, of which the telecommunications and cable sector, residential mortgages and personal lending portfolios, as well as the business services, and real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $966 million, up $63 million from the same quarter last year, primarily due to increases in the telecommunications and cable, and capital goods manufacturing sectors, as well as the Canadian residential mortgages portfolio, partially offset by decreases in the real estate and construction sector and CIBC Caribbean.
Allowance for credit losses on impaired loans was down $16 million from the prior quarter, primarily due to the favourable impact of a model parameter update in the Canadian residential mortgages portfolio, as well as decreases in the real estate and construction sector, and CIBC Caribbean, partially offset by increases in the financial institutions, and capital goods manufacturing sectors.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2026 Jan. 31	2025 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,251	$–	$1,251	$1,239
Personal	289	–	289	251
Credit card	304	201	505	440
Business and government	461	–	461	327
Total	$2,305	$201	$2,506	$2,257
Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative mark-to-market
(MTM) receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at January 31, 2026	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$12,105	$1,408	$3,270	$16,783	$9,401	$1,526	$10,927	$484	$69	$943	$1,496	$29,206
Europe excluding U.K. (2)	13,809	3,002	11,186	27,997	7,063	2,858	9,921	675	250	1,763	2,688	40,606
Caribbean	5,727	2,331	4,822	12,880	2,180	3,389	5,569	32	–	222	254	18,703
Latin America (3)	513	51	27	591	628	2	630	23	42	–	65	1,286
Asia	3,049	1,700	1,969	6,718	404	890	1,294	–	581	1,650	2,231	10,243
Oceania (4)	5,833	1,268	1,178	8,279	3,897	279	4,176	75	–	30	105	12,560
Other	236	–	–	236	501	1	502	–	–	–	–	738
Total (5)	$41,272	$9,760	$22,452	$73,484	$24,074	$8,945	$33,019	$1,289	$942	$4,608	$6,839	$113,342
October 31, 2025	$37,188	$8,950	$20,041	$66,179	$26,006	$8,710	$34,716	$930	$651	$4,139	$5,720	$106,615
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $12.5 billion (October 31, 2025: $8.7 billion), collateral on repo-style transactions was $179.4 billion (October 31, 2025: $160.3 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $6,812 million (October 31, 2025: $6,588 million) to supranationals (a multinational organization or a political union comprising member nation-states).

CIBC FIRST QUARTER 2026	31

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
portfolio consists of positions in various currencies that relate to asset/liability management (ALM) and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2026 Jan. 31					2025 Oct. 31 (1)
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks (2)	$10,997	$–		$10,997	$–	$12,379	$–		$12,379	$–	Interest rate, foreign exchange
Interest-bearing deposits with banks	36,770	–		36,770	–	31,624	–		31,624	–	Interest rate
Securities	285,930	127,523		158,407	–	283,235	123,157		160,078	–	Interest rate, equity
Cash collateral on securities borrowed	23,809	–		23,809	–	21,697	–		21,697	–	Interest rate
Securities purchased under resale agreements	85,938	13,734		72,204	–	86,695	17,651		69,044	–	Interest rate
Loans
Residential mortgages	287,585	–		287,585	–	287,033	–		287,033	–	Interest rate
Personal	47,664	–		47,664	–	47,866	–		47,866	–	Interest rate
Credit card	21,246	–		21,246	–	21,581	–		21,581	–	Interest rate
Business and government	240,405	611		239,794	–	237,416	443		236,973	–	Interest rate
Allowance for credit losses	(4,409)	–		(4,409)	–	(4,392)	–		(4,392)	–	Interest rate
Derivative instruments	38,213	34,243		3,970	–	38,352	34,030		4,322	–	Interest rate, foreign exchange
Other assets	58,429	9,709		38,886	9,834	53,452	7,684		35,242	10,526	Interest rate, equity, foreign exchange
Total assets	$1,132,577	$185,820		$936,923	$9,834	$1,116,938	$182,965		$923,447	$10,526
Deposits	$815,891	$32,056	(3)	$783,835	$–	$808,124	$30,543	(3)	$777,581	$–	Interest rate
Obligations related to securities sold short	20,811	20,756		55	–	24,244	24,101		143	–	Interest rate
Cash collateral on securities lent	8,668	–		8,668	–	6,031	–		6,031	–	Interest rate
Obligations related to securities sold under repurchase agreements	138,675	–		138,675	–	130,042	–		130,042	–	Interest rate
Derivative instruments	41,723	40,658		1,065	–	41,411	40,236		1,175	–	Interest rate, foreign exchange
Other liabilities	33,404	5,301		21,478	6,625	34,854	4,032		23,100	7,722	Interest rate
Subordinated indebtedness	7,793	–		7,793	–	7,819	–		7,819	–	Interest rate
Total liabilities	$1,066,965	$98,771		$961,569	$6,625	$1,052,525	$98,912		$945,891	$7,722
(1)	Certain prior period information has been restated to conform to the current quarter presentation.
(2)	Cash includes interest-bearing demand deposits with Bank of Canada.
(3)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our
Value-at-Risk
(VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
The following table shows VaR for our trading activities based on risk type.

$ millions, as at or for the three months ended				2026 Jan. 31		2025 Oct. 31		2025 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$13.8	$5.1	$6.4	$8.5	$11.8	$8.2	$7.0	$8.9
Credit spread risk	1.5	0.8	0.9	1.1	1.5	1.4	1.3	2.1
Equity risk	7.6	5.0	6.7	6.0	5.0	7.5	8.9	7.9
Foreign exchange risk	3.0	0.3	0.7	0.7	0.7	0.8	1.3	1.6
Commodity risk	6.5	1.6	4.9	4.3	2.5	3.2	5.9	2.8
Diversification effect (1)	n/m	n/m	(11.4)	(10.8)	(12.2)	(11.4)	(13.3)	(12.4)
Total VaR (one-day measure)	$13.1	$7.2	$8.2	$9.8	$9.3	$9.7	$11.1	$10.9
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended January 31, 2026 was comparable with the prior quarter.

32	CIBC FIRST QUARTER 2026

Trading revenue
Trading revenue comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions.
During the quarter, trading revenue was positive for 100% of the days. Average daily trading revenue was $14.8 million during the quarter. Average daily trading revenue is calculated as the total trading revenue divided by the number of business days in the period.
Trading revenue versus VaR
The trading revenue versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue against the close of business day VaR measures.

Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected
12-month
net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2026 Jan. 31			2025 Oct. 31			2025 Jan. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$159	$71	$230	$137	$26	$163	$109	$41	$150
Increase (decrease) in EVE	(1,076)	(418)	(1,494)	(1,168)	(510)	(1,678)	(1,061)	(454)	(1,515)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(228)	(75)	(303)	(220)	(29)	(249)	(174)	(44)	(218)
Increase (decrease) in EVE	908	403	1,311	1,025	500	1,525	975	464	1,439
(1)	Includes CAD and other currency exposures.

CIBC FIRST QUARTER 2026	33

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from the Global Asset Liability Committee (GALCO).
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and
Non-Trading
Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual
review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2026	Cash and deposits with banks	$47,767	$–	$47,767	$277	$47,490
Jan. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	185,369	125,412	310,781	183,928	126,853
	Other debt securities	7,611	17,452	25,063	12,059	13,004
	Equities	78,647	48,895	127,542	82,361	45,181
	Canadian government guaranteed National Housing Act mortgage-backed securities	29,866	2,809	32,675	22,104	10,571
	Other liquid assets (2)	24,405	4,399	28,804	14,361	14,443
	Total	$373,665	$198,967	$572,632	$315,090	$257,542
2025	Cash and deposits with banks	$44,003	$–	$44,003	$285	$43,718
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	188,603	119,484	308,087	167,774	140,313
	Other debt securities	7,273	14,675	21,948	11,065	10,883
	Equities	72,778	44,189	116,967	76,927	40,040
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,690	4,053	35,743	23,275	12,468
	Other liquid assets (2)	20,834	4,616	25,450	10,708	14,742
	Total	$365,181	$187,017	$552,198	$290,034	$262,164
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2026 Jan. 31	2025 Oct. 31
CIBC (parent)	$165,684	$171,850
Domestic subsidiaries	18,194	16,327
Foreign subsidiaries	73,664	73,987
Total	$257,542	$262,164

34	CIBC FIRST QUARTER 2026

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our encumbered liquid assets as at January 31, 2026 increased by $25.1 billion, and unencumbered liquid assets decreased by $4.6 billion since October 31, 2025, primarily due to an increase in obligations related to securities sold under repurchase agreements, partially offset by increase in cash and equities.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2026	Cash and deposits with banks	$–	$277		$47,490	$–		$47,767
Jan. 31	Securities (3)	284,700	8,009		199,483	–		492,192
	Loans, net of allowance for credit losses (4)	–	63,470		23,136	505,885		592,491
	Other assets	9,678	–		7,873	79,091		96,642
	Total	$294,378	$71,756		$277,982	$584,976		$1,229,092
2025	Cash and deposits with banks	$–	$285		$43,718	$–		$44,003
Oct. 31	Securities (3)	259,632	6,842		205,978	–		472,452
	Loans, net of allowance for credit losses (4)	–	67,227		23,509	498,768		589,504
	Other assets	8,132	–		6,492	77,180		91,804
	Total	$267,764	$74,354		$279,697	$575,948		$1,197,763
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

CIBC FIRST QUARTER 2026	35

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended January 31, 2026		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$205,851
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$236,749		18,523
3	Stable deposits	102,077		3,062
4	Less stable deposits	134,672		15,461
5	Unsecured wholesale funding, of which:	263,101		111,506
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	143,468		34,917
7	Non-operational deposits (all counterparties)	99,715		56,671
8	Unsecured debt	19,918		19,918
9	Secured wholesale funding	n/a		35,595
10	Additional requirements, of which:	202,093		43,194
11	Outflows related to derivative exposures and other collateral requirements	24,768		7,941
12	Outflows related to loss of funding on debt products	7,124		7,124
13	Credit and liquidity facilities	170,201		28,129
14	Other contractual funding obligations	5,142		4,487
15	Other contingent funding obligations	484,141		10,019
16	Total cash outflows	n/a		223,324
Cash inflows
17	Secured lending (e.g. reverse repos)	158,978		29,555
18	Inflows from fully performing exposures	17,471		9,219
19	Other cash inflows	29,468		29,468
20	Total cash inflows	$205,917		$68,242
				Total adjusted value
21	Total HQLA	n/a		$205,851
22	Total net cash outflows	n/a		$155,082
23	LCR	n/a		133%

$ millions, average of the three months ended October 31, 2025				Total adjusted value
24	Total HQLA	n/a		$200,399
25	Total net cash outflows	n/a		$151,959
26	LCR	n/a		132%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at January 31, 2026 increased to 133% from 132% in the prior quarter, driven by higher levels of HQLA, partially offset by an
increase in non-operational deposit outflows.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

36	CIBC FIRST QUARTER 2026

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at January 31, 2026		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$65,690	$–	$–	$7,290	$72,980
2	Regulatory capital	65,690	–	–	7,290	72,980
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	209,347	49,480	19,765	17,966	274,354
5	Stable deposits	92,611	20,756	9,676	9,529	126,420
6	Less stable deposits	116,736	28,724	10,089	8,437	147,934
7	Wholesale funding	208,798	213,357	62,339	120,184	270,540
8	Operational deposits	136,808	4,819	3	–	70,815
9	Other wholesale funding	71,990	208,538	62,336	120,184	199,725
10	Liabilities with matching interdependent assets	–	589	1,388	12,278	–
11	Other liabilities	–	87,360 (1)			11,487
12	NSFR derivative liabilities		7,864 (1)
13	All other liabilities and equity not included in the above categories	–	67,947	125	11,424	11,487
14	Total ASF					629,361
RSF item
15	Total NSFR HQLA					27,990
16	Deposits held at other financial institutions for operational purposes	–	2,786	–	89	1,482
17	Performing loans and securities	128,416	135,811	68,433	350,537	452,625
18	Performing loans to financial institutions secured by Level 1 HQLA	–	16,265	1,296	207	1,669
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,930	58,092	6,941	14,300	28,035
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	79,107	21,494	22,167	137,562	206,156
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,719	39,124	37,663	186,442	183,282
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,719	39,055	37,589	180,813	178,425
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	26,660	836	366	12,026	33,483
25	Assets with matching interdependent liabilities	–	589	1,388	12,278	–
26	Other assets	18,475	85,824 (1)			50,919
27	Physical traded commodities, including gold	7,873				6,692
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		15,292 (1)			12,998
29	NSFR derivative assets		10,012 (1)			2,148
30	NSFR derivative liabilities before deduction of variation margin posted		55 (1)			1,011
31	All other assets not included in the above categories	10,602	51,064	238	9,163	28,070
32	Off-balance sheet items		513,527 (1)			17,693
33	Total RSF					$550,709
34	NSFR					114%
$ millions, as at October 31, 2025						Weighted value
35	Total ASF					$627,660
36	Total RSF					$543,140
37	NSFR					116%
(1)	No assigned time period per disclosure template design.
Our NSFR as at January 31, 2026 decreased to 114% from 116% in the prior quarter, primarily due to an increase in loans and securities.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.
Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

CIBC FIRST QUARTER 2026	37

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at January 31, 2026	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$5,411	$403	$1,206	$3,046	$10,066	$–	$–	$10,066
Certificates of deposit and commercial paper	13,102	9,448	18,549	27,572	68,671	88	–	68,759
Bearer deposit notes and bankers’ acceptances	682	3,639	898	1,462	6,681	–	–	6,681
Senior unsecured medium-term notes (2)	50	4,439	7,799	11,819	24,107	18,081	31,579	73,767
Senior unsecured structured notes	68	–	22	23	113	–	68	181
Covered bonds/asset-backed securities
Mortgage securitization (3)	–	200	384	1,001	1,585	2,280	10,892	14,757
Covered bonds	–	6,839	5,058	7,207	19,104	5,733	21,166	46,003
Cards securitization	–	–	1,318	–	1,318	–	966	2,284
Subordinated liabilities	–	–	–	–	–	–	7,793	7,793
Other (4)	–	–	–	–	–	–	8	8
Total	$19,313	$24,968	$35,234	$52,130	$131,645	$26,182	$72,472	$230,299
Of which:
Secured	$–	$7,039	$6,760	$8,208	$22,007	$8,013	$33,024	$63,044
Unsecured	19,313	17,929	28,474	43,922	109,638	18,169	39,448	167,255
Total	$19,313	$24,968	$35,234	$52,130	$131,645	$26,182	$72,472	$230,299
October 31, 2025	$17,012	$17,944	$36,530	$58,123	$129,609	$31,361	$70,832	$231,802
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes $500 million (October 31, 2025: $500 million) of HELOC securitization.
(4)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2026 Jan. 31		2025 Oct. 31
CAD	$50.5	22%	$49.8	21%
USD	119.5	52	124.2	54
Other	60.3	26	57.8	25
	$230.3	100%	$231.8	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. Our credit ratings are summarized in the following table:

As at January 31, 2026	Morningstar DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Senior debt (2)	AA	AA	Aa2	A+
Bail-in senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)(5)	BBB(H)	BBB+	Baa3	BBB-
Preferred shares – NVCC (4)(5)	Pfd-2	BBB+	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
Morningstar DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
(5)
Morningstar DBRS rating does not apply to limited recourse capital notes and associated preferred shares issued in USD. Fitch rating only applies to limited recourse capital notes and associated preferred shares issued in USD.

38	CIBC FIRST QUARTER 2026

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2026 Jan. 31	2025 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	–	0.1
Three-notch downgrade	0.4	0.4
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however, this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at January 31, 2026	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$10,997	$–	$–	$–	$–	$–	$–	$–	$–	$10,997
Interest-bearing deposits with banks	36,770	–	–	–	–	–	–	–	–	36,770
Securities	7,577	7,485	8,077	6,454	4,555	34,671	78,174	55,955	82,982	285,930
Cash collateral on securities borrowed	23,809	–	–	–	–	–	–	–	–	23,809
Securities purchased under resale agreements	45,466	18,523	13,948	2,133	948	4,888	32	–	–	85,938
Loans
Residential mortgages	5,737	13,521	24,393	15,174	26,080	81,746	110,593	10,341	–	287,585
Personal	1,016	672	684	659	733	791	4,966	6,116	32,027	47,664
Credit card	446	892	1,339	1,339	1,339	5,354	10,537	–	–	21,246
Business and government	4,187	8,308	15,440	11,819	17,348	60,648	87,830	23,042	11,783	240,405
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,409)	(4,409)
Derivative instruments	3,054	5,433	3,447	2,909	5,079	5,556	7,900	4,835	–	38,213
Other assets	–	–	–	–	–	–	–	–	58,429	58,429
Total assets	$139,059	$54,834	$67,328	$40,487	$56,082	$193,654	$300,032	$100,289	$180,812	$1,132,577
October 31, 2025	$142,332	$53,038	$59,721	$52,240	$56,006	$192,354	$290,574	$100,631	$170,042	$1,116,938
Liabilities
Deposits (2)	$50,073	$44,115	$58,040	$47,109	$52,572	$40,342	$74,412	$30,240	$418,988	$815,891
Obligations related to securities sold short	20,811	–	–	–	–	–	–	–	–	20,811
Cash collateral on securities lent	8,668	–	–	–	–	–	–	–	–	8,668
Obligations related to securities sold under repurchase agreements	105,780	25,869	2,230	1,115	681	–	3,000	–	–	138,675
Derivative instruments	5,485	5,812	3,925	3,010	5,113	4,914	4,935	8,529	–	41,723
Other liabilities	24	44	69	69	69	268	615	784	31,462	33,404
Subordinated indebtedness	–	–	–	–	–	–	222	7,571	–	7,793
Equity	–	–	–	–	–	–	–	–	65,612	65,612
Total liabilities and equity	$190,841	$75,840	$64,264	$51,303	$58,435	$45,524	$83,184	$47,124	$516,062	$1,132,577
October 31, 2025	$168,684	$77,133	$67,228	$58,353	$51,054	$55,521	$79,183	$46,264	$513,518	$1,116,938
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)
Comprises $258.9 billion (October 31, 2025: $258.1 billion) of personal deposits; $529.4 billion (October 31, 2025: $523.3 billion) of business and government deposits and secured borrowings; and $27.6 billion (October 31, 2025: $26.7 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and reflect the impact of our regular business activities.

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2026	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$2,261	$9,655	$7,023	$5,288	$6,020	$25,939	$93,868	$5,126	$267,662		$422,842
Standby and performance letters of credit	7,363	3,239	4,913	4,639	5,736	425	901	218	–		27,434
Backstop liquidity facilities	–	70	222	229	33,710	268	–	–	–		34,499
Documentary and commercial letters of credit	83	40	27	2	2	–	16	–	–		170
Other (2)	423	–	–	–	–	–	–	–	56		479
Total	$10,130	$13,004	$12,185	$10,158	$45,468	$26,632	$94,785	$5,344	$267,718		$485,424
October 31, 2025	$12,679	$42,994	$9,980	$13,932	$12,009	$26,722	$93,847	$5,429	$263,291		$480,883
(1)	Includes $205.5 billion (October 31, 2025: $201.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Includes forward-dated securities financing trades.

CIBC FIRST QUARTER 2026	39

Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at January 31, 2026	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$121	$195	$307	$258	$241	$547	$746	$189	$2,604
Underwriting commitments	1,413	–	–	–	–	–	–	–	1,413
Future lease commitments (2)	2	4	6	6	5	29	119	671	842
Investment commitments	3	8	–	2	1	10	42	471	537
Pension contributions (3)	15	30	45	45	–	–	–	–	135
Total	$1,554	$237	$358	$311	$247	$586	$907	$1,331	$5,531
October 31, 2025 (2)	$1,210	$276	$333	$326	$286	$610	$880	$1,133	$5,054
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are recognized on the interim consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2026 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. The “Top and emerging risks” section includes updates to these risks. The related policies and processes have not changed significantly from those described on pages 77 to 81 of our 2025 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of material accounting policies is presented in Note 1 to the consolidated financial statements included in our 2025 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2025.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including with respect to trade policy uncertainty, as well as geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. See Note 5 to the consolidated financial statements in our 2025 Annual Report and Note 5 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2025 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2026.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2026 (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2025. For additional information, refer to pages 86 and 172 of our 2025 Annual Report.

40	CIBC FIRST QUARTER 2026

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average balances
Average balances are calculated as a weighted average of daily closing balances.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Common share book value
Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter
(OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

CIBC FIRST QUARTER 2026	41

Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, divided by total average interest-earning assets excluding average trading interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

42	CIBC FIRST QUARTER 2026

Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to common equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially, the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The
gross-up
of
tax-exempt
revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense. Commencing in the third quarter of 2024, TEB reporting was no longer applicable to certain dividends received on or after January 1, 2024.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading activities and trading net interest income
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk and in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Trading net interest income is net interest income related to trading activities.

CIBC FIRST QUARTER 2026	43

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. AIRB is not permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the repricing of assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability
contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s CAR Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital is a
non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. FIRB methodology must be used for some exposure categories.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process, as defined by Pillar II of the Basel Accord, designed to provide a comprehensive and ongoing assessment of capital adequacy. Through ICAAP, CIBC identifies, measures, and manages all material risks to ensure that sufficient capital is available to support its risk profile and business strategy.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

44	CIBC FIRST QUARTER 2026

Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on downturn assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The
 risk of economic and/or financial loss in our trading and
non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

CIBC FIRST QUARTER 2026	45

Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication and account management relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to the standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.
Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

46	CIBC FIRST QUARTER 2026

Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes:
project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the IRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
This approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach
(SEC-ERBA)
and the standardized approach
(SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed
Value-at-Risk
A VaR calculation using a
one-year
observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity measure
The sum of Total capital and
bail-in
eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk
(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC FIRST QUARTER 2026	47

Interim consolidated financial statements
(Unaudited)

Contents

49	Consolidated balance sheet

50	Consolidated statement of income

51	Consolidated statement of comprehensive income

52	Consolidated statement of changes in equity

53	Consolidated statement of cash flows

54	Notes to the interim consolidated financial statements

54	Note 1	–	Changes in accounting policies
54	Note 2	–	Significant estimates and assumptions
55	Note 3	–	Fair value measurement
58	Note 4	–	Securities
60	Note 5	–	Loans
64	Note 6	–	Deposits
65	Note 7	–	Share capital

66	Note 8	–	Post-employment benefits
66	Note 9	–	Income taxes
66	Note 10	–	Earnings per share
67	Note 11	–	Contingent liabilities and provisions
68	Note 12	–	Interest income and expense
68	Note 13	–	Segmented information

48	CIBC FIRST QUARTER 2026

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2026 Jan. 31	2025 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$10,997	$12,379
Interest-bearing deposits with banks	36,770	31,624
Securities (Note 4 )	285,930	283,235
Cash collateral on securities borrowed	23,809	21,697
Securities purchased under resale agreements	85,938	86,695
Loans (Note 5 )
Residential mortgages	287,585	287,033
Personal	47,664	47,866
Credit card	21,246	21,581
Business and government	240,405	237,416
Allowance for credit losses	(4,409)	(4,392)
	592,491	589,504
Other
Derivative instruments	38,213	38,352
Property and equipment	3,429	3,443
Goodwill	5,346	5,475
Software and other intangible assets	2,867	2,894
Investments in equity-accounted associates and joint ventures	805	808
Deferred tax assets	877	1,027
Other assets	45,105	39,805
	96,642	91,804
Total assets	$1,132,577	$1,116,938
LIABILITIES AND EQUITY
Deposits (Note 6 )
Personal	$258,878	$258,139
Business and government	466,390	457,284
Bank	27,579	26,723
Secured borrowings	63,044	65,978
	815,891	808,124
Obligations related to securities sold short	20,811	24,244
Cash collateral on securities lent	8,668	6,031
Obligations related to securities sold under repurchase agreements	138,675	130,042
Other
Derivative instruments	41,723	41,411
Deferred tax liabilities	52	47
Other liabilities	33,352	34,807
	75,127	76,265
Subordinated indebtedness	7,793	7,819
Total liabilities	1,066,965	1,052,525
Equity
Preferred shares and other equity instruments	7,339	6,369
Common shares (Note 7 )	16,795	16,845
Contributed surplus	252	226
Retained earnings	37,592	36,471
Accumulated other comprehensive income (AOCI)	3,345	4,218
Total shareholders’ equity	65,323	64,129
Non-controlling interests	289	284
Total equity	65,612	64,413
Total liabilities and equity	$1,132,577	$1,116,938
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2026	49

Consolidated statement of income

Unaudited, millions of Canadian dollars, except as noted, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Interest income (Note 12) (1)
Loans	$7,947	$8,117	$8,296
Securities	2,103	2,215	2,340
Securities borrowed or purchased under resale agreements	1,264	1,222	1,390
Deposits with banks and other	488	540	693
	11,802	12,094	12,719
Interest expense (Note 1 2 )
Deposits	5,569	6,004	6,906
Securities sold short	133	141	133
Securities lent or sold under repurchase agreements	1,613	1,624	1,670
Subordinated indebtedness	88	93	107
Other	91	100	102
	7,494	7,962	8,918
Net interest income	4,308	4,132	3,801
Non-interest income
Underwriting and advisory fees	297	245	181
Deposit and payment fees	249	252	246
Credit fees	285	269	245
Card fees	112	95	114
Investment management and custodial fees	611	595	553
Mutual fund fees	558	520	531
Income from insurance activities, net	85	81	84
Commissions on securities transactions	160	160	137
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	1,382	1,005	1,161
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	42	(11)	13
Foreign exchange other than trading (FXOTT)	114	86	97
Income (loss) from equity-accounted associates and joint ventures	77	26	26
Other	118	121	92
	4,090	3,444	3,480
Total revenue	8,398	7,576	7,281
Provision for credit losses (Note 5 )	568	605	573
Non-interest expenses
Employee compensation and benefits	2,637	2,357	2,277
Occupancy costs	212	240	201
Computer, software and office equipment	734	827	696
Communications	98	96	96
Advertising and business development	94	121	88
Professional fees	88	88	65
Business and capital taxes	32	31	36
Other (Note 1 1 )	434	419	419
	4,329	4,179	3,878
Income before income taxes	3,501	2,792	2,830
Income taxes	401	612	659
Net income	$3,100	$2,180	$2,171
Net income attributable to non-controlling interests	$7	$6	$8
Preferred shareholders and other equity instrument holders	$106	$116	$88
Common shareholders	2,987	2,058	2,075
Net income attributable to equity shareholders	$3,093	$2,174	$2,163
Earnings per share (EPS) (in dollars) (Note 1 0 )
Basic	$3.23	$2.21	$2.20
Diluted	3.21	2.20	2.19
Dividends per common share (in dollars)	1.07	0.97	0.97
(1)
Interest income included $10.8 billion for the quarter ended January 31, 2026 (October 31, 2025: $11.0 billion; January 31, 2025: $11.5 billion), calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC FIRST QUARTER 2026

Consolidated statement of comprehensive income

Unaudited, millions of Canadian dollars, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Net income	$3,100	$2,180	$2,171
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(1,633)	713	2,453
Net gains (losses) on hedges of investments in foreign operations	960	(476)	(1,571)
	(673)	237	882
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	176	116	110
Net (gains) losses reclassified to net income	(31)	5	(9)
	145	121	101
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(6)	964	326
Net (gains) losses reclassified to net income	(327)	(497)	(35)
	(333)	467	291
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	31	183	19
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(45)	(22)	(2)
Net gains (losses) on equity securities designated at FVOCI	4	(1)	3
	(10)	160	20
Total other comprehensive income (loss) (1)	(871)	985	1,294
Comprehensive income	$2,229	$3,165	$3,465
Comprehensive income attributable to non-controlling interests	$7	$6	$8
Preferred shareholders and other equity instrument holders	$106	$116	$88
Common shareholders	2,116	3,043	3,369
Comprehensive income attributable to equity shareholders	$2,222	$3,159	$3,457
(1)  Includes $4 million of gains for the quarter ended January 31, 2026 (October 31, 2025: $16 million of gains; January 31, 2025: $3 million of losses), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, millions of Canadian dollars, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$57	$(23)	$(63)
Net gains (losses) on hedges of investments in foreign operations	(159)	9	152
	(102)	(14)	89
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	(59)	(29)	(11)
Net (gains) losses reclassified to net income	12	(1)	3
	(47)	(30)	(8)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	(371)	(126)
Net (gains) losses reclassified to net income	126	191	14
	128	(180)	(112)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(12)	(55)	(8)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	16	9	–
Net gains (losses) on equity securities designated at FVOCI	(1)	1	(1)
	3	(45)	(9)
Total income tax (expense) benefit allocated to each component of OCI	$(18)	$(269)	$(40)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2026	51

Consolidated statement of changes in equity

Unaudited, millions of Canadian dollars, for the three months ended	2026 Jan. 31	2025 Jan. 31
Preferred shares and other equity instruments
Balance at beginning of period	$6,369	$4,946
Issue of preferred shares and limited recourse capital notes	971	693
Redemption of preferred shares	–	(300)
Treasury shares	(1)	2
Balance at end of period	$7,339	$5,341
Common shares (Note 7 )
Balance at beginning of period	$16,845	$17,011
Issue of common shares	119	77
Purchase of common shares for cancellation	(146)	(63)
Treasury shares	(23)	2
Balance at end of period	$16,795	$17,027
Contributed surplus
Balance at beginning of period	$226	$159
Compensation expense arising from equity-settled share-based awards	12	2
Exercise of stock options and settlement of other equity-settled share-based awards	(8)	(5)
Other (1)	22	10
Balance at end of period	$252	$166
Retained earnings
Balance at beginning of period	$36,471	$33,471
Net income attributable to equity shareholders	3,093	2,163
Dividends and distributions
Preferred and other equity instruments	(106)	(88)
Common	(989)	(914)
Premium on purchase of common shares for cancellation	(857)	(257)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	2	–
Other	(22)	(9)
Balance at end of period	$37,592	$34,366
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$2,211	$2,176
Net change in foreign currency translation adjustments	(673)	882
Balance at end of period	$1,538	$3,058
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$47	$(307)
Net change in debt securities measured at FVOCI	145	101
Balance at end of period	$192	$(206)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$1,000	$509
Net change in cash flow hedges	(333)	291
Balance at end of period	$667	$800
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$1,050	$842
Net change in post-employment defined benefit plans	31	19
Balance at end of period	$1,081	$861
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(122)	$(88)
Net change attributable to changes in credit risk	(45)	(2)
Balance at end of period	$(167)	$(90)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$32	$16
Net gains (losses) on equity securities designated at FVOCI	4	3
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(2)	–
Balance at end of period	$34	$19
Total AOCI, net of income tax	$3,345	$4,442
Non-controlling interests
Balance at beginning of period	$284	$272
Net income attributable to non-controlling interests	7	8
Dividends	(2)	(2)
Other	–	11
Balance at end of period	$289	$289
Equity at end of period	$65,612	$61,631
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

52	CIBC FIRST QUARTER 2026

Consolidated statement of cash flows

Unaudited, millions of Canadian dollars, for the three months ended	2026 Jan. 31	2025 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$3,100	$2,171
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	568	573
Amortization and impairment (1)	301	286
Stock options and restricted shares expense	12	2
Deferred income taxes	144	82
Losses (gains) from debt securities measured at FVOCI and amortized cost	(42)	(13)
Net losses (gains) on disposal of property and equipment	1	(3)
Other non-cash items, net	387	(491)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(5,146)	5,218
Loans, net of repayments	(3,664)	(10,097)
Deposits, net of withdrawals	6,495	16,377
Obligations related to securities sold short	(3,433)	(864)
Accrued interest receivable	188	197
Accrued interest payable	(300)	(419)
Derivative assets	156	(2,130)
Derivative liabilities	222	4,183
Securities measured at FVTPL	(5,032)	(13,253)
Other assets and liabilities measured/designated at FVTPL	1,560	684
Current income taxes	(466)	(253)
Cash collateral on securities lent	2,637	917
Obligations related to securities sold under repurchase agreements	8,633	17,483
Cash collateral on securities borrowed	(2,112)	(1,581)
Securities purchased under resale agreements	757	(2,422)
Other, net	(7,116)	(5,292)
Net cash flows provided by (used in) operating activities	(2,150)	11,355
Cash flows provided by (used in) financing activities
Redemption/repurchase/maturity of subordinated indebtedness	–	(55)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	966	689
Redemption of preferred shares	–	(300)
Issue of common shares for cash	111	72
Purchase of common shares for cancellation	(1,003)	(320)
Net sale (purchase) of treasury shares	(24)	4
Dividends and distributions paid	(1,095)	(1,002)
Repayment of lease liabilities	(72)	(80)
Other, net	(17)	(5)
Net cash flows provided by (used in) financing activities	(1,134)	(997)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(32,171)	(17,966)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	14,831	5,519
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	19,570	7,134
Net sale (purchase) of property, equipment and software	(246)	(193)
Net cash flows provided by (used in) investing activities	1,984	(5,506)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(82)	113
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(1,382)	4,965
Cash and non-interest-bearing deposits with banks at beginning of period	12,379	8,565
Cash and non-interest-bearing deposits with banks at end of period (2)	$10,997	$13,530
Cash interest paid	$7,794	$9,337
Cash interest received	11,588	12,472
Cash dividends received	402	444
Cash income taxes paid	723	830
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash of $533 million (January 31, 2025: $489 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2026	53

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim
consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2025.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2026.
Note 1. Changes in accounting policies
a) Future accounting policy changes
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2025 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2026.
Note 2. Significant estimates and assumptions
As disclosed in our 2025 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment, which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2025 Annual Report, and Note 5 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

54	CIBC FIRST QUARTER 2026

Note 3. Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
202 6	Financial assets
Jan. 31	Cash and deposits with banks	$47,767	$–	$–	$–	$47,767	$47,767	$–
	Securities	59,676	133,891	–	92,363	285,930	286,026	96
	Cash collateral on securities borrowed	23,809	–	–	–	23,809	23,809	–
	Securities purchased under resale agreements	72,204	13,734	–	–	85,938	85,938	–
	Loans
	Residential mortgages	287,056	4	–	–	287,060	287,433	373
	Personal	46,465	–	–	–	46,465	46,526	61
	Credit card	20,200	–	–	–	20,200	20,207	7
	Business and government	238,088	611	67	–	238,766	238,837	71
	Derivative instruments	–	38,213	–	–	38,213	38,213	–
	Other assets	28,081	697	–	–	28,778	28,778	–
	Financial liabilities
	Deposits
	Personal	$238,098	$–	$20,780	$–	$258,878	$259,180	$302
	Business and government	442,340	–	24,050	–	466,390	467,289	899
	Bank	27,579	–	–	–	27,579	27,579	–
	Secured borrowings	62,159	–	885	–	63,044	63,297	253
	Derivative instruments	–	41,723	–	–	41,723	41,723	–
	Obligations related to securities sold short	–	20,811	–	–	20,811	20,811	–
	Cash collateral on securities lent	8,668	–	–	–	8,668	8,668	–
	Obligations related to securities sold under repurchase agreements	126,013	–	12,662	–	138,675	138,675	–
	Other liabilities	21,230	281	8	–	21,519	21,519	–
	Subordinated indebtedness	7,793	–	–	–	7,793	8,065	272
2025	Financial assets
Oct. 31	Cash and deposits with banks	$44,003	$–	$–	$–	$44,003	$44,003	$–
	Securities	65,471	128,859	–	88,905	283,235	283,173	(62)
	Cash collateral on securities borrowed	21,697	–	–	–	21,697	21,697	–
	Securities purchased under resale agreements	69,044	17,651	–	–	86,695	86,695	–
	Loans
	Residential mortgages	286,456	3	–	–	286,459	287,328	869
	Personal	46,710	–	–	–	46,710	46,774	64
	Credit card	20,639	–	–	–	20,639	20,651	12
	Business and government	235,136	485	75	–	235,696	235,802	106
	Derivative instruments	–	38,352	–	–	38,352	38,352	–
	Other assets	25,069	674	–	–	25,743	25,743	–
	Financial liabilities
	Deposits
	Personal	$238,211	$–	$19,928	$–	$258,139	$258,629	$490
	Business and government	434,003	–	23,281	–	457,284	458,321	1,037
	Bank	26,723	–	–	–	26,723	26,723	–
	Secured borrowings	65,151	–	827	–	65,978	66,210	232
	Derivative instruments	–	41,411	–	–	41,411	41,411	–
	Obligations related to securities sold short	–	24,244	–	–	24,244	24,244	–
	Cash collateral on securities lent	6,031	–	–	–	6,031	6,031	–
	Obligations related to securities sold under repurchase agreements	121,907	–	8,135	–	130,042	130,042	–
	Other liabilities	22,357	220	8	–	22,585	22,585	–
	Subordinated indebtedness	7,819	–	–	–	7,819	8,091	272

CIBC FIRST QUARTER 2026	55

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2026 Jan. 31	2025 Oct. 31	2026 Jan. 31	2025 Oct. 31	2026 Jan. 31	2025 Oct. 31	2026 Jan. 31	2025 Oct. 31
Financial assets
Debt securities measured at FVTPL
Government issued or guaranteed	$5,590	$6,222	$34,748	$34,635	$–	$–	$40,338	$40,857
Corporate and other debt	–	–	4,024	4,537	100	103	4,124	4,640
Mortgage- and asset-backed	–	–	7,153	7,193	319	392	7,472	7,585
	5,590	6,222	45,925	46,365	419	495	51,934	53,082
Loans measured at FVTPL
Business and government	–	–	611	485	67 (1)	75 (1)	678	560
Residential mortgages	–	–	4	3	–	–	4	3
	–	–	615	488	67	75	682	563
Debt securities measured at FVOCI
Government issued or guaranteed	7,855	9,206	67,394	63,917	–	–	75,249	73,123
Corporate and other debt	–	–	10,414	10,106	–	–	10,414	10,106
Mortgage- and asset-backed	–	–	5,675	4,656	–	–	5,675	4,656
	7,855	9,206	83,483	78,679	–	–	91,338	87,885
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	80,837	74,686	1,055	1,048	1,090	1,063	82,982	76,797
Securities purchased under resale agreements measured at FVTPL	–	–	13,734	17,651	–	–	13,734	17,651
Other assets	–	–	697	674	–	–	697	674
Derivative instruments
Interest rate	1	2	5,189	6,027	16	79	5,206	6,108
Foreign exchange	–	–	15,816	16,845	–	–	15,816	16,845
Credit	–	–	3	41	33	36	36	77
Equity	4,627	5,761	5,581	5,729	24	51	10,232	11,541
Precious metal and other commodity	60	55	6,863	3,726	–	–	6,923	3,781
	4,688	5,818	33,452	32,368	73	166	38,213	38,352
Total financial assets	$98,970	$95,932	$178,961	$177,273	$1,649	$1,799	$279,580	$275,004
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(45,471)	$(43,788)	$(533)	$(476)	$(46,004)	$(44,264)
Obligations related to securities sold short	(6,413)	(6,150)	(14,398)	(18,094)	–	–	(20,811)	(24,244)
Obligations related to securities sold under repurchase agreements	–	–	(12,662)	(8,135)	–	–	(12,662)	(8,135)
Derivative instruments
Interest rate	(2)	(3)	(5,994)	(6,215)	(1,167)	(1,055)	(7,163)	(7,273)
Foreign exchange	–	–	(15,038)	(14,977)	(12)	(18)	(15,050)	(14,995)
Credit	–	–	(5)	(45)	(38)	(41)	(43)	(86)
Equity	(4,668)	(5,212)	(7,560)	(9,213)	(5)	(29)	(12,233)	(14,454)
Precious metal and other commodity	(41)	(48)	(7,193)	(4,555)	–	–	(7,234)	(4,603)
	(4,711)	(5,263)	(35,790)	(35,005)	(1,222)	(1,143)	(41,723)	(41,411)
Total financial liabilities	$(11,124)	$(11,413)	$(108,321)	$(105,022)	$(1,755)	$(1,619)	$(121,200)	$(118,054)

(1)	Includes loans designated at FVTPL.
(2)
Comprises deposits designated at FVTPL of $45,292 million (October 31, 2025: $43,723 million), net bifurcated embedded derivative liabilities of $
423

million (October 31, 2025: $313 million), other liabilities designated at FVTPL of $8 million (October 31, 2025: $8 million), and other financial liabilities measured at fair value of $281 million (October 31, 2025: $220 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. Significant transfers made during the quarter ended January 31, 2026, included $1,625 million of securities measured at FVTPL or FVOCI from Level 1 to Level 2 and $468 million from Level 2 to Level 1, and $221 million of securities sold short from Level 1 to Level 2 and $197 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended October 31, 2025, $2,101 million of securities measured at FVTPL or
 FVOCI were transferred from Level 1 to Level 2
and $556
million from Level 2 to Level 1, and $1,489 million of securities sold short from Level 1 to Level 2 and $162 million from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended January 31, 2026 and October 31, 2025, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable
market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

56	CIBC FIRST QUARTER 2026

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jan. 31, 2026
Debt securities measured at FVTPL
Corporate and other debt	$103	$–	$–	$(3)	$–	$–	$–	$–	$100
Mortgage- and asset-backed	392	–	–	–	–	–	12	(85)	319
Loans measured at FVTPL
Business and government	75	–	1	(2)	–	–	–	(7)	67
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,063	4	1	(2)	–	–	60	(36)	1,090
Derivative instruments
Interest rate	79	–	(13)	–	–	(50)	–	–	16
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	36	–	(3)	–	–	–	–	–	33
Equity	51	–	2	–	8	(37)	–	–	24
Total assets	$1,799	$4	$(12)	$(7)	$8	$(87)	$72	$(128)	$1,649
Deposits and other liabilities (4)	$(476)	$(3)	$(33)	$–	$–	$–	$(72)	$51	$(533)
Derivative instruments
Interest rate	(1,055)	–	(147)	–	–	15	–	20	(1,167)
Foreign exchange	(18)	–	(12)	–	–	18	–	–	(12)
Credit	(41)	–	3	–	–	–	–	–	(38)
Equity	(29)	–	1	–	–	28	(5)	–	(5)
Total liabilities	$(1,619)	$(3)	$(188)	$–	$–	$61	$(77)	$71	$(1,755)
Oct. 31, 2025
Debt securities measured at FVTPL
Corporate and other debt	$101	$–	$–	$2	$–	$–	$–	$–	$103
Mortgage- and asset-backed	505	–	–	–	–	–	–	(113)	392
Loans measured at FVTPL
Business and government	256	–	1	1	–	–	–	(183)	75
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,021	(1)	12	4	–	–	34	(7)	1,063
Derivative instruments
Interest rate	47	–	36	–	–	(4)	–	–	79
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	34	–	2	–	–	–	–	–	36
Equity	19	–	3	–	22	(4)	11	–	51
Total assets	$1,983	$(1)	$54	$7	$22	$(8)	$45	$(303)	$1,799
Deposits and other liabilities (4)	$(377)	$14	$(72)	$–	$(1)	$(3)	$(63)	$26	$(476)
Derivative instruments
Interest rate	(1,135)	–	23	–	–	39	–	18	(1,055)
Foreign exchange	–	–	(18)	–	–	–	–	–	(18)
Credit	(39)	–	(2)	–	–	–	–	–	(41)
Equity	(7)	–	1	–	–	–	(23)	–	(29)
Total liabilities	$(1,558)	$14	$(68)	$–	$(1)	$36	$(86)	$44	$(1,619)
Jan. 31, 2025
Debt securities measured at FVTPL
Corporate and other debt	$–	$–	$(10)	$–	$–	$–	$90	$–	$80
Mortgage- and asset-backed	70	–	(1)	–	–	–	22	(19)	72
Loans measured at FVTPL
Business and government	105	–	1	4	–	–	–	(10)	100
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	640	(2)	20	9	–	–	304	(9)	962
Derivative instruments
Interest rate	51	–	(23)	–	–	(5)	–	–	23
Foreign exchange	–	–	12	–	–	–	–	–	12
Credit	44	–	5	–	–	–	–	–	49
Equity	6	–	–	–	–	–	–	–	6
Total assets	$916	$(2)	$4	$13	$–	$(5)	$416	$(38)	$1,304
Deposits and other liabilities (4)	$(416)	$5	$(23)	$–	$(3)	$2	$(1)	$57	$(379)
Derivative instruments
Interest rate	(1,028)	–	(310)	–	–	33	–	21	(1,284)
Foreign exchange	(4)	–	4	–	–	–	–	–	–
Credit	(50)	–	(4)	–	–	–	–	–	(54)
Equity	(1)	–	–	–	–	–	–	–	(1)
Total liabilities	$(1,499)	$5	$(333)	$–	$(3)	$35	$(1)	$78	$(1,718)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $249 million (October 31, 2025: $263 million; January 31, 2025: $210 million), net bifurcated embedded derivative liabilities of $276 million (October 31, 2025: $205 million; January 31, 2025: $166 million) and other liabilities designated at FVTPL of $8 million (October 31, 2025: $8 million; January 31, 2025: $3 million).

Financial instruments designated at FVTPL (FVO)
A net gain of $40 million, net of hedges for the t
hr
ee months ended January 31, 2026 (a net loss of $6 million and a net gain of $32 million for the three months ended October 31, 2025 and January 31, 2025, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities.
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

CIBC FIRST QUARTER 2026	57

Note 4. Securities
Securities

$ millions, as at	2026 Jan. 31	2025 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$92,363	$88,905
Securities measured at amortized cost (1)	59,676	65,471
Securities mandatorily measured and designated at FVTPL	133,891	128,859
Total securities	$285,930	$283,235
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2025: a realized gain of nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2026 Jan. 31					2025 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$16,298		$34	$(7)	$16,325	$15,531		$9	$(17)	$15,523
Other Canadian governments	16,477		158	(40)	16,595	16,484		50	(41)	16,493
U.S. Treasury and agencies	33,704		67	(36)	33,735	33,345		64	(58)	33,351
Other foreign governments	8,560		35	(1)	8,594	7,727		31	(2)	7,756
Mortgage-backed securities	3,929		9	(11)	3,927	3,716		5	(12)	3,709
Asset-backed securities	1,744		4	–	1,748	947		–	–	947
Corporate and other debt	10,395		24	(5)	10,414	10,092		17	(3)	10,106
	91,107		331	(100)	91,338	87,842		176	(133)	87,885
Corporate equity (2)	981		70	(26)	1,025	979		65	(24)	1,020
Total	$92,088		$401	$(126)	$92,363	$88,821		$241	$(157)	$88,905
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $22 million (October 31, 2025: $23 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended January 31, 2026 was nil (nil and nil for the three months ended October 31, 2025 and January 31, 2025, respectively), at the time of disposal.
Net realized cumulative
after-tax
gains of $2 million for the three months ended January 31, 2026 (
nil
and nil for
the three months ended October 31, 2025 and January 31, 2025, respectively), were reclassified from AOCI to retained earnings, resulting from return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at January 31, 2026 was nil (nil and $
2 million for the three months ended October 31, 2025 and January 31, 2025, respectively). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at January 31, 2026 was nil (nil and nil for the three months ended October 31, 2025 and January 31, 2025, respectively).

58	CIBC FIRST QUARTER 2026

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2026	Debt securities measured at FVOCI and amortized cost
Jan. 31	Balance at beginning of period	$6	$20	$49	$75
	Provision for (reversal of) credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	(1)	(2)
	Balance at end of period	$6	$19	$47	$72
	Comprises:
	Debt securities measured at FVOCI	$3	$19	$–	$22
	Debt securities measured at amortized cost	3	–	47	50
2025	Debt securities measured at FVOCI and amortized cost
Oct. 31	Balance at beginning of period	$6	$20	$37	$63
	Provision for (reversal of) credit losses (2)	1	(1)	11	11
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	1	1	1
	Balance at end of period	$6	$20	$49	$75
	Comprises:
	Debt securities measured at FVOCI	$3	$20	$–	$23
	Debt securities measured at amortized cost	3	–	49	52
2025	Debt securities measured at FVOCI and amortized cost
Jan. 31	Balance at beginning of period	$7	$17	$12	$36
	Reversal of credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	1	2
	Balance at end of period	$7	$18	$12	$37
	Comprises:
	Debt securities measured at FVOCI	$2	$18	$–	$20
	Debt securities measured at amortized cost	5	–	12	17
(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC FIRST QUARTER 2026	59

Note
5
. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2026 Jan. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$100	$168	$306	$574
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	3	(9)	(23)	(29)
Changes in model	–	–	(63)	(63)
Net remeasurement (2)	(39)	31	65	57
Transfers (2)
– to 12-month ECL	36	(33)	(3)	–
– to lifetime ECL performing	(3)	7	(4)	–
– to lifetime ECL credit-impaired	–	(4)	4	–
Total provision for (reversal of) credit losses (3)	(3)	(8)	(24)	(35)
Write-offs	–	–	(3)	(3)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(10)	(10)
Foreign exchange and other	(1)	–	(2)	(3)
Balance at end of period	$96	$160	$269	$525
Personal
Balance at beginning of period	$247	$803	$185	$1,235
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	9	(11)	(8)	(10)
Changes in model	–	–	–	–
Net remeasurement (2)	(142)	197	130	185
Transfers (2)
– to 12-month ECL	154	(152)	(2)	–
– to lifetime ECL performing	(17)	20	(3)	–
– to lifetime ECL credit-impaired	(1)	(19)	20	–
Total provision for (reversal of) credit losses (3)	3	35	137	175
Write-offs	–	–	(147)	(147)
Recoveries	–	–	20	20
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	(1)	(5)	–	(6)
Balance at end of period	$249	$833	$193	$1,275
Credit card
Balance at beginning of period	$331	$717	$–	$1,048
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	5	(10)	–	(5)
Changes in model	(45)	87	–	42
Net remeasurement (2)	(201)	361	103	263
Transfers (2)
– to 12-month ECL	217	(217)	–	–
– to lifetime ECL performing	(25)	25	–	–
– to lifetime ECL credit-impaired	(1)	(102)	103	–
Total provision for (reversal of) credit losses (3)	(50)	144	206	300
Write-offs	–	–	(247)	(247)
Recoveries	–	–	41	41
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$281	$861	$–	$1,142
Business and government
Balance at beginning of period	$452	$932	$498	$1,882
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	6	(23)	(8)	(25)
Changes in model	–	–	–	–
Net remeasurement (2)	(52)	19	186	153
Transfers (2)
– to 12-month ECL	30	(29)	(1)	–
– to lifetime ECL performing	(17)	26	(9)	–
– to lifetime ECL credit-impaired	(3)	(30)	33	–
Total provision for (reversal of) credit losses (3)	(36)	(37)	201	128
Write-offs	–	–	(170)	(170)
Recoveries	–	–	7	7
Interest income on impaired loans	–	–	(27)	(27)
Foreign exchange and other	(9)	(18)	1	(26)
Balance at end of period	$407	$877	$510	$1,794
Total ECL allowance (4)	$1,033	$2,731	$972	$4,736
Comprises:
Loans	$895	$2,548	$966	$4,409
Undrawn credit facilities and other off-balance sheet exposures (5)	138	183	6	327
(1)	Excludes the disposal and write-off of impaired loans.
(2)
Transfers represent stage movements of ECL allowances before net remeasurement. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance
sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)
See Note 4 to the interim consolidated financial statements for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at January 31,
2026, October 31, 2025 and January 31, 2025
and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

60	CIBC FIRST QUARTER 2026

$ millions, as at or for the three months ended	2025 Oct. 31				2025 Jan. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$99	$158	$298	$555	$89	$126	$234	$449
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(8)	(18)	(22)	4	(5)	(15)	(16)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(37)	45	45	53	(38)	36	41	39
Transfers (2)
– to 12-month ECL	37	(35)	(2)	–	36	(35)	(1)	–
– to lifetime ECL performing	(3)	10	(7)	–	(2)	7	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	1	10	20	31	–	1	22	23
Write-offs	–	–	(3)	(3)	–	–	(2)	(2)
Recoveries	–	–	–	–	–	–	3	3
Interest income on impaired loans	–	–	(9)	(9)	–	–	(8)	(8)
Foreign exchange and other	–	–	–	–	2	1	4	7
Balance at end of period	$100	$168	$306	$574	$91	$128	$253	$472
Personal
Balance at beginning of period	$253	$720	$184	$1,157	$247	$546	$190	$983
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	10	(15)	(4)	(9)	7	(5)	(7)	(5)
Changes in model	–	–	–	–	(20)	76	–	56
Net remeasurement (2)	(146)	237	117	208	(119)	187	112	180
Transfers (2)
– to 12-month ECL	150	(149)	(1)	–	128	(126)	(2)	–
– to lifetime ECL performing	(14)	18	(4)	–	(15)	23	(8)	–
– to lifetime ECL credit-impaired	(1)	(17)	18	–	(1)	(19)	20	–
Total provision for (reversal of) credit losses (3)	(1)	74	126	199	(20)	136	115	231
Write-offs	–	–	(138)	(138)	–	–	(138)	(138)
Recoveries	–	–	14	14	–	–	17	17
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	(5)	9	1	5	1	(2)	5	4
Balance at end of period	$247	$803	$185	$1,235	$228	$680	$187	$1,095
Credit card
Balance at beginning of period	$337	$626	$–	$963	$295	$660	$–	$955
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(9)	–	(1)	10	(5)	–	5
Changes in model	–	–	–	–	(26)	32	–	6
Net remeasurement (2)	(157)	337	94	274	(213)	264	112	163
Transfers (2)
– to 12-month ECL	163	(163)	–	–	232	(232)	–	–
– to lifetime ECL performing	(19)	19	–	–	(21)	21	–	–
– to lifetime ECL credit-impaired	(1)	(93)	94	–	–	(57)	57	–
Total provision for (reversal of) credit losses (3)	(6)	91	188	273	(18)	23	169	174
Write-offs	–	–	(227)	(227)	–	–	(204)	(204)
Recoveries	–	–	39	39	–	–	35	35
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$331	$717	$–	$1,048	$277	$683	$–	$960
Business and government
Balance at beginning of period	$422	$1,013	$478	$1,913	$265	$1,061	$401	$1,727
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	17	(48)	(19)	(50)	14	(22)	(21)	(29)
Changes in model	(6)	1	(4)	(9)	–	–	–	–
Net remeasurement (2)	(19)	38	142	161	(8)	79	103	174
Transfers (2)
– to 12-month ECL	46	(46)	–	–	47	(45)	(2)	–
– to lifetime ECL performing	(17)	19	(2)	–	(7)	9	(2)	–
– to lifetime ECL credit-impaired	–	(46)	46	–	–	(62)	62	–
Total provision for (reversal of) credit losses (3)	21	(82)	163	102	46	(41)	140	145
Write-offs	–	–	(153)	(153)	–	–	(77)	(77)
Recoveries	–	–	24	24	–	–	14	14
Interest income on impaired loans	–	–	(25)	(25)	–	–	(23)	(23)
Foreign exchange and other	9	1	11	21	9	37	17	63
Balance at end of period	$452	$932	$498	$1,882	$320	$1,057	$472	$1,849
Total ECL allowance (4)	$1,130	$2,620	$989	$4,739	$916	$2,548	$912	$4,376
Comprises:
Loans	$983	$2,427	$982	$4,392	$805	$2,396	$903	$4,104
Undrawn credit facilities and other off-balance sheet exposures (5)	147	193	7	347	111	152	9	272
See previous page for footnote
references.

CIBC FIRST QUARTER 2026	61

Inputs, assumptions and model techniques
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in forecasting forward-looking information and estimating the impact that the macroeconomic environment, regarding trade policy uncertainty, including the extension of the Canada-U.S.-Mexico trade deal, as well as geopolitical events, will have on the level of ECL allowance and period-over-period volatility of the provision for credit losses. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required. See Note 5 to our consolidated financial statements in our 2025 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at January 31, 2026	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	1.3%	2.0%	1.8%	2.4%	0.4%	1.1%
United States	2.1%	1.8%	2.8%	2.7%	0.8%	1.0%
Unemployment rate
Canada (2)	6.4%	6.0%	6.0%	5.5%	7.0%	6.8%
United States	4.5%	4.1%	4.0%	3.5%	4.8%	4.5%
Canadian Housing Price Index growth (2)	1.4%	2.9%	5.0%	5.0%	(3.7)%	0.2%
Canadian household debt service ratio	14.6%	14.8%	14.4%	14.4%	15.2%	15.6%
West Texas Intermediate Oil Price (US$)	$65	$68	$71	$77	$51	$55

As at October 31, 2025
Real GDP year-over-year growth
Canada (2)	1.1%	2.0%	1.7%	2.4%	(0.4)%	1.1%
United States	2.0%	1.8%	2.8%	2.8%	0.7%	1.0%
Unemployment rate
Canada (2)	6.8%	6.1%	6.4%	5.5%	7.4%	7.0%
United States	4.4%	4.1%	3.9%	3.5%	5.0%	4.6%
Canadian Housing Price Index growth (2)	0.8%	2.7%	3.9%	4.7%	(3.7)%	(0.5)%
Canadian household debt service ratio	14.6%	14.7%	14.3%	14.4%	15.2%	15.6%
West Texas Intermediate Oil Price (US$)	$70	$67	$74	$83	$54	$58
(1)	The remaining forecast period is generally four years.
(2)
In our ECL calculation process, Canadian Real GDP year-over-year growth and Canadian unemployment rate are forecasted at the provincial level while Canadian Housing Price Index growth is forecasted at the municipal level. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations and uncertainties as at January 31, 2026, and October 31, 2025, respectively, and does not reflect changes in expectations that may have subsequently arisen. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at January 31, 2026 continues to be characterized by slow real GDP growth and slightly lower, but still elevated unemployment rates in Canada, and slightly stronger growth in the U.S. in the near term. Consistent with October 31, 2025, our base case projections for Canada and the U.S. as at January 31, 2026 assume that current tariffs will remain in place in the near term, with some reductions negotiated by 2027, but not to levels that existed prior to the announcements of the new U.S. administration. Our base case also continues to assume that interest rates will hold at current levels through 2026, and remain at higher than pre-pandemic
levels.
Our downside case forecast as at January 31, 2026 assumes slower growth in Canada due to increasing economic uncertainty, while at October 31, 2025 our downside forecast assumed a recession in the near term and slower growth thereafter. Our downside case forecasts continue to be consistent with a more pronounced and longer lasting trade dispute between Canada and the U.S., including higher unemployment rates in Canada and lower business capital and consumer spending. Consistent with October 31, 2025, the downside case forecast for the U.S. assumes slow growth for the near term and reflects slower recoveries thereafter to lower levels of sustained economic activity and persistently higher unemployment rates. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. To address the significant uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $327 million lower than the recognized ECL as at January 31, 2026 (October 31, 2025: $420 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $722 million higher than the recognized ECL as at January 31, 2026 (October 31, 2025: $853 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

62	CIBC FIRST QUARTER 2026

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance
sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2025 Annual Report for details on the CIBC risk categories
.
Loans
(1)

$ millions, as at					2026 Jan. 31					2025 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$170,817	$117	$–		$170,934	$171,983	$227	$–		$172,210
– Very low	87,343	688	–		88,031	85,628	1,171	–		86,799
– Low	12,069	2,502	–		14,571	10,987	2,749	–		13,736
– Medium	1,266	6,491	–		7,757	1,041	7,071	–		8,112
– High	12	1,925	–		1,937	11	1,859	–		1,870
– Default	–	–	1,230		1,230	–	–	1,097		1,097
– Not rated	2,737	182	206		3,125	2,808	183	218		3,209
Gross residential mortgages (3)(4)	274,244	11,905	1,436		287,585	272,458	13,260	1,315		287,033
ECL allowance	96	160	269		525	100	168	306		574
Net residential mortgages	274,148	11,745	1,167		287,060	272,358	13,092	1,009		286,459
Personal
– Exceptionally low	18,190	117	–		18,307	18,316	136	–		18,452
– Very low	10,716	258	–		10,974	10,794	324	–		11,118
– Low	7,083	1,572	–		8,655	6,404	2,104	–		8,508
– Medium	4,734	2,229	–		6,963	4,502	2,506	–		7,008
– High	743	929	–		1,672	759	922	–		1,681
– Default	–	–	279		279	–	–	253		253
– Not rated	740	37	37		814	779	30	37		846
Gross personal (4)	42,206	5,142	316		47,664	41,554	6,022	290		47,866
ECL allowance	225	781	193		1,199	222	749	185		1,156
Net personal	41,981	4,361	123		46,465	41,332	5,273	105		46,710
Credit card
– Exceptionally low	6,820	–	–		6,820	7,117	–	–		7,117
– Very low	1,777	–	–		1,777	443	–	–		443
– Low	7,106	179	–		7,285	6,727	380	–		7,107
– Medium	2,922	795	–		3,717	5,008	1,116	–		6,124
– High	116	1,344	–		1,460	6	594	–		600
– Default	–	–	–		–	–	–	–		–
– Not rated	180	7	–		187	184	6	–		190
Gross credit card	18,921	2,325	–		21,246	19,485	2,096	–		21,581
ECL allowance	253	793	–		1,046	302	640	–		942
Net credit card	18,668	1,532	–		20,200	19,183	1,456	–		20,639
Business and government
– Investment grade	121,354	929	–		122,283	119,315	875	–		120,190
– Non-investment grade	102,817	8,934	–		111,751	102,145	8,807	–		110,952
– Watchlist	56	3,988	–		4,044	61	3,901	–		3,962
– Default	–	–	2,042		2,042	–	–	2,031		2,031
– Not rated	272	13	–		285	269	12	–		281
Gross business and government (3)	224,499	13,864	2,042		240,405	221,790	13,595	2,031		237,416
ECL allowance	321	814	504		1,639	359	870	491		1,720
Net business and government	224,178	13,050	1,538		238,766	221,431	12,725	1,540		235,696
Total net amount of loans	$558,975	$30,688	$2,828		$592,491	$554,304	$32,546	$2,654		$589,504
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $22 million (October 31, 2025: $23 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $50 million were recognized as at January 31, 2026 (October 31, 2025: $52 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at January 31, 2026 and October 31, 2025. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $1 million (October 31, 2025: $2 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $4 million (October 31, 2025: $3 million) of residential mortgages and $678 million (October 31, 2025: $560 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial),
Canadian
government agencies, or private insurers, as the determination of whether a SICR has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

CIBC FIRST QUARTER 2026	63

Undrawn credit facilities and other
off-balance
sheet exposures

$ millions, as at				2026 Jan. 31				2025 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$179,957	$144	$–	$180,101	$176,040	$190	$–	$176,230
– Very low	19,032	451	–	19,483	14,237	572	–	14,809
– Low	11,175	1,127	–	12,302	14,867	1,705	–	16,572
– Medium	2,046	1,120	–	3,166	2,449	1,508	–	3,957
– High	458	569	–	1,027	545	422	–	967
– Default	–	–	49	49	–	–	46	46
– Not rated	593	8	–	601	620	8	–	628
Gross retail	213,261	3,419	49	216,729	208,758	4,405	46	213,209
ECL allowance	52	120	–	172	54	131	–	185
Net retail	213,209	3,299	49	216,557	208,704	4,274	46	213,024
Business and government
– Investment grade	182,088	625	–	182,713	179,496	579	–	180,075
– Non-investment grade	80,181	3,243	–	83,424	79,909	2,659	–	82,568
– Watch list	66	1,024	–	1,090	57	1,046	–	1,103
– Default	–	–	256	256	–	–	217	217
– Not rated	702	31	–	733	947	42	–	989
Gross business and government	263,037	4,923	256	268,216	260,409	4,326	217	264,952
ECL allowance	86	63	6	155	93	62	7	162
Net business and government	262,951	4,860	250	268,061	260,316	4,264	210	264,790
Total net undrawn credit facilities and other off-balance sheet exposures	$476,160	$8,159	$299	$484,618	$469,020	$8,538	$256	$477,814
Note
6
. Deposits
(1)(2)

$ millions, as at							2026 Jan. 31	2025 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$15,823		$147,046		$96,009		$258,878	$258,139
Business and government (7)	112,359		126,613		227,418		466,390	457,284
Bank	16,731		416		10,432		27,579	26,723
Secured borrowings (8)	–		–		63,044		63,044	65,978
Total deposits	$144,913		$274,075		$396,903		$815,891	$808,124
Comprises:
Held at amortized cost							$770,599	$764,401
Designated at fair value							45,292	43,723
Total deposits							$815,891	$808,124
Deposits include (9) :
Non-interest-bearing deposits
Canada							$91,409	$91,074
U.S.							14,144	12,894
Other international							6,134	5,963
Interest-bearing deposits
Canada							553,674	549,270
U.S.							104,593	107,607
Other international							45,937	41,316
Total deposits							$815,891	$808,124
(1)
Includes deposits of $302.2 billion (October 31, 2025: $298.3 billion) denominated in U.S. dollars and deposits of $74.8 billion (October 31, 2025: $70.0 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $0.7 billion (October 31, 2025: $0.5 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $71.2 billion (October 31, 2025: $67.0 billion) of deposits which are subject to the bank recapitalization
(bail-in)
conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $18.3 billion (October 31, 2025: $17.3 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

64	CIBC FIRST QUARTER 2026

Note
7
.  Share capital
Common shares

$ millions, except number of shares, for the three months ended		2026 Jan. 31	2025 Jan. 31
	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	926,614,036	$16,845	942,294,598	$17,011
Issuance pursuant to:
Equity-settled share-based compensation plans	1,894,235	119	1,261,526	77
Shareholder investment plan (1)	–	–	629	–
	928,508,271	$16,964	943,556,753	$17,088
Purchase of common shares for cancellation	(7,990,500)	(146)	(3,500,000)	(63)
Treasury shares	(167,734)	(23)	24,502	2
Balance at end of period	920,350,037	$16,795	940,081,255	$17,027
(1)
Commencing with dividends paid on January 28, 2025 and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market, a change from issuance from Treasury. For the share purchase option, this change became effective February 1, 2025.

Normal course issuer bid (NCIB)
On September 8, 2025, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. During the quarter, 7,990,500 common shares were purchased and cancelled at an average price of $125.53 for a total amount of $1,003 million. Since the inception of this NCIB, 11,490,500 common shares have been purchased and cancelled for a total amount of $1,396 million.
Preferred shares and other equity instruments
Issuance
Limited Recourse Capital Notes Series 9 (NVCC) (subordinated indebtedness) (LRCN Series 9 Notes)
On January 13, 2026, we issued USD$
700
 million principal amount of
6.500
%
LRCN Series 9 Notes. The LRCN Series 9 Notes mature on
July 28, 2086
,
and bear interest at a fixed rate of
6.500
%
per annum (paid quarterly) until July 28, 2031
.
Starting on July 28, 2031 and every five years thereafter until July 28, 2081, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.727% per annum.
Concurrently with the issuance of the LRCN Series 9 Notes, we issued
Non-cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 64 (NVCC) (Series 64 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 64 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 9 Notes when due, the sole remedy of each LRCN Series 9 Note holder is limited to that holder’s proportionate share of the Series 64 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 9 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on July 28, 2031, at par.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2026 Jan. 31	2025 Oct. 31
Common Equity Tier 1 (CET1) capital		$48,465	$47,718
Tier 1 capital	A	55,823	54,105
Total capital		63,922	62,287
Total risk-weighted assets (RWA)	B	361,829	357,803
CET1 ratio		13.4%	13.3%
Tier 1 capital ratio		15.4%	15.1%
Total capital ratio		17.7%	17.4%
Leverage ratio exposure	C	$1,281,150	$1,261,098
Leverage ratio	A/C	4.4%	4.3%
TLAC available	D	$116,021	$114,102
TLAC ratio	D/B	32.1%	31.9%
TLAC leverage ratio	D/C	9.1%	9.0%
Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) of 3.5%
.
This results in current targets, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios of 11.5%, 13.0%, and 15.0%, respectively.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based
capital metric, that meets or exceeds 3.5%, including a 0.5%
D-SIB
buffer.
Under the TLAC guideline, OSFI also requires
D-SIBs
to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects
D-SIBs
to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%.
These targets may be higher for certain institutions at OSFI’s discretion. During the quarter ended January 31, 2026, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC FIRST QUARTER 2026	65

Note
8
. Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
	Pension plans			Other post-employment plans
Current service cost	$64	$57	$57	$1	$1	$1
Net interest (income) expense	(24)	(19)	(20)	5	5	5
Interest expense on effect of asset ceiling	1	1	1	–	–	–
Plan administration costs	2	2	2	–	–	–
Net defined benefit plan expense recognized in net income	$43	$41	$40	$6	$6	$6
Defined contribution plan expense

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Defined contribution pension plans	$16	$21	$20
Government pension plans (1)	61	56	56
Total	$77	$77	$76
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

$ millions, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
	Pension plans			Other post-employment plans
Net actuarial gains (losses) on defined benefit obligations	$153	$(242)	$(166)	$6	$(11)	$(7)
Net actuarial gains (losses) on plan assets	(117)	517	199	–	–	–
Changes in asset ceiling excluding interest income	1	(26)	1	–	–	–
Net remeasurement gains (losses) recognized in OCI	$37	$249	$34	$6	$(11)	$(7)
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note
9
. Income taxes
The Canada Revenue Agency (CRA) has reassessed CIBC’s 2011–2020 taxation years for approximately $1,918 million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
CIBC has a potential aggregate exposure remaining in respect of foreign exchange capital loss matters. We expect that for the relevant years, these amounts could be approximately $250 million of income taxes. No amounts have been accrued in the interim consolidated financial statements.
Note 1
0
. Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2026 Jan. 31	2025 Oct. 31	2025 Jan. 31
Basic EPS
Net income attributable to equity shareholders	$3,093	$2,174	$2,163
Less: Preferred share dividends and distributions on other equity instruments	106	116	88
Net income attributable to common shareholders	$2,987	$2,058	$2,075
Weighted-average common shares outstanding (thousands)	924,661	928,805	942,039
Basic EPS	$3.23	$2.21	$2.20
Diluted EPS
Net income attributable to common shareholders	$2,987	$2,058	$2,075
Weighted-average common shares outstanding (thousands)	924,661	928,805	942,039
Add: Stock options potentially exercisable (1) (thousands)	6,740	6,310	5,306
Weighted-average diluted common shares outstanding (thousands)	931,401	935,115	947,345
Diluted EPS	$3.21	$2.20	$2.19
(1)
Excludes average options outstanding of 1,166,927 (October 31, 2025: nil; January 31, 2025: 1,615,008) with a weighted-average exercise price of $126.15 (October 31, 2025: nil; January 31, 2025: $94.35) for the quarter ended January 31, 2026, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

66	CIBC FIRST QUARTER 2026

Note 1
1
. Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point
in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 21 to the consolidated financial statements included in our 2025 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18 to the consolidated financial statements included in our 2025 Annual Report and Note
9
 to our interim consolidated financial statements.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point
of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.4 billion as at January 31, 2026. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at January 31, 2026, consist of the significant legal matters disclosed in Note 21 to the consolidated financial statements included in our 2025 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2025 annual consolidated financial statements:
•	Order Execution Only Class Actions: The Woodard settlement was approved by the court in December 2025. This matter is now closed.
•
Pope v. CIBC, CIBC Trust Corporation, and CIBC Asset Management Inc.:
The application for class certification was heard in January 2026. In February 2026, the court released its decision certifying the matter as a class action.

•
York County on Behalf of the County of York Retirement Fund v. Rambo, et al.:
In January 2026, the parties settled this matter, subject to court approval, with no contribution from CIBC and the underwriting defendants.

•	Reale v. CIBC: CIBC is bringing a motion in May 2026 to strike parts of the Statement of Claim.
•
Durkacz v CIBC et al. - Quantum BioPharma Shareholder Proposed Class Action:
In December 2025, CIBC, CIBC World Markets Inc., CIBC World Markets Corp., and another financial institution were named in a proposed class action filed in the U.S. District Court located in the Southern District of New York. The action is brought on behalf of shareholders of Quantum BioPharma Ltd and the allegations are very similar to the existing Quantum BioPharma case. The action alleges that the defendants or their customers used “spoofing,” an unlawful trading practice, to manipulate the market price of its shares, and seeks damages on behalf of investors who sold Quantum BioPharma shares during the class period of January 6, 2021 to October 15, 2025.

Other than the items described above, there are no significant developments in the matters identified in Note 21 to the consolidated financial statements included in our 2025 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2025 annual consolidated financial statements.

CIBC FIRST QUARTER 2026	67

Note 1
2
. Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

$ millions, for the three months ended		2026 Jan. 31		2025 Oct. 31		2025 Jan. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$10,036	$6,843	$10,245	$7,313	$10,679	$8,270
Debt securities measured at FVOCI (1)	765	n/a	818	n/a	862	n/a
Other (3)	1,001	651	1,031	649	1,178	648
Total	$11,802	$7,494	$12,094	$7,962	$12,719	$8,918
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 13. Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.
Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Corporate and Other includes the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean Bank Limited and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

68	CIBC FIRST QUARTER 2026

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2026	Net interest income	$2,652	$830	$600	$111	$115	$4,308
Jan. 31	Non-interest income (1)(2)	643	1,093	274	1,906	174	4,090
	Total revenue	3,295	1,923	874	2,017	289	8,398
	Provision for credit losses	446	84	21	7	10	568
	Amortization and impairment (3)	57	–	27	–	217	301
	Other non-interest expenses	1,501	941	456	836	294	4,028
	Income (loss) before income taxes	1,291	898	370	1,174	(232)	3,501
	Income taxes	331	251	76	297	(554)	401
	Net income	$960	$647	$294	$877	$322	$3,100
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$7	$7
	Equity shareholders	960	647	294	877	315	3,093
	Average assets (4)(5)	$343,836	$108,393	$65,220	$423,381	$214,052	$1,154,882
2025	Net interest income	$2,572	$784	$559	$84	$133	$4,132
Oct. 31	Non-interest income (1)(2)	616	1,052	251	1,439	86	3,444
	Total revenue	3,188	1,836	810	1,523	219	7,576
	Provision for ( reversal of ) credit losses	503	52	(33)	77	6	605
	Amortization and impairment (3)	58	–	35	1	230	324
	Other non-interest expenses	1,554	957	465	709	170	3,855
	Income (loss) before income taxes	1,073	827	343	736	(187)	2,792
	Income taxes	277	224	68	188	(145)	612
	Net income (loss)	$796	$603	$275	$548	$(42)	$2,180
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$6	$6
	Equity shareholders	796	603	275	548	(48)	2,174
	Average assets (4)(5)	$343,339	$107,133	$63,706	$386,431	$218,002	$1,118,611
2025	Net interest income	$2,326	$718	$562	$70	$125	$3,801
Jan. 31	Non-interest income (1)(2)	597	985	285	1,504	109	3,480
	Total revenue	2,923	1,703	847	1,574	234	7,281
	Provision for credit losses	428	39	68	21	17	573
	Amortization and impairment (3)	58	1	23	1	203	286
	Other non-interest expenses	1,402	852	447	704	187	3,592
	Income (loss) before income taxes	1,035	811	309	848	(173)	2,830
	Income taxes	270	220	53	229	(113)	659
	Net income (loss)	$765	$591	$256	$619	$(60)	$2,171
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	765	591	256	619	(68)	2,163
	Average assets (4)(5)	$338,184	$100,474	$65,791	$375,453	$218,905	$1,098,807
(1)
The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management, Capital Markets, and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Canadian Personal and Business Banking. Commissions on securities transactions are earned primarily in Capital Markets, and Canadian Commercial Banking and Wealth Management.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC FIRST QUARTER 2026	69
TO REACH US:
Corporate Secretary
: Shareholders may e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call 1-888-713-5457, or e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 26, 2026 at 7:30 a.m. (ET). The call will be available in English (647-557-5624, or toll-free
1-888-440-4413,
passcode 9991770#) and French (438-799-5050, or
toll-free
1-888-440-6444,
passcode 1744685#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) March 12, 2026. To access the replay in English, call 647-362-9199 or
1-800-770-2030,
passcode 9991770#. To access the replay in French, call
647-362-9199
or 1-800-770-2030, passcode 1744685#.
Audio Webcast
: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 26, 2026 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 16, 2026.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in Debt
: Information on CIBC’s bail-in debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information; Bail-in Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada)
at 416-682-3860,
toll-free at 1-800-258-0499, or by e-mail at shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 3/25	$116.70

Dec. 1/25	$119.68

Jan. 2/26	$124.85

Jan. 28/26		$126.30

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com